As filed with the Securities and Exchange Commission on June 29, 2017

Registration No. 333-217421

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1

To

REGISTRATION STATEMENT

Under Schedule B of

THE SECURITIES ACT OF 1933

Japan Bank for International Cooperation

(Issuer)

Japan

(Guarantor)

(Names of Registrants)

4-1 Otemachi 1-chome

Chiyoda-ku

Tokyo 100-8144, Japan

(Address of Principal Executive Office of Japan Bank for International Cooperation)

Names and addresses of Duly Authorized Representatives:

For the Issuer:	For the Guarantor:
Shigeki Takada	Genichi Osawa
Chief Representative in New York	Ministry of Finance
Representative Office in New York	Consulate General of Japan in New York
(Regional Headquarters for the Americas)	299 Park Avenue, 18th Floor
Japan Bank for International Cooperation	New York, New York 10171
712 Fifth Avenue, 26th Floor	U.S.A.
New York, New York 10019 U.S.A.

Copies to:

Keiji Hatano

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective as described herein.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount being Registered(1)	Proposed Maximum Offering Price Per unit(2)	Proposed maximum aggregate offering price(2)	Amount of Registration Fee
Debt Securities	$10,917,066,971	100%	$10,917,066,971	$1,265,288.07
Guarantee of Japan	—	—	—	—

(1)	In the case of Debt Securities issued at an original issue discount, such greater principal amount as will result in an aggregate public offering price of such registered amount and, in the case of Debt Securities denominated in a currency other than U.S. dollars, such principal amount in such currency as will result in an aggregate public offering price of such registered amount when converted into U.S. dollars at the exchange rate in effect on the date such Debt Securities are initially offered to the public.
(2)	Estimated solely for the purpose of determining the registration fee.

The Debt Securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained in this Registration Statement and supplements to such prospectus will be used in connection with $211,558,029 of Debt Securities registered under Japan Bank for International Cooperation’s Registration Statement No. 333-182490, which together with the Debt Securities listed above total $11,128,625,000.

The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains a prospectus, consisting of a cover page, page ii and pages 1 through 79 relating to debt securities of Japan Bank for International Cooperation (“JBIC”) and guarantees of Japan.

A maximum aggregate principal amount of US$ 11,128,625,000 or its equivalent in other currencies or currency units of debt securities may be offered and sold in the United States pursuant to the prospectus on or after the date of effectiveness of this registration statement. Of such aggregate principal offering amount, US$ 10,917,066,971 is registered hereby, and US$ 211,558,029 was previously registered under JBIC’s Registration Statement No. 333-182490. The first US$ 211,558,029 offered and sold pursuant to the prospectus contained herein shall be deemed to be the securities registered under Registration Statement No. 333-182490.

JBIC offers its securities as separate issues from time to time on the terms and in the manner to be specified in supplements to the prospectus contained in this registration statement. Upon any public offering or sale in the United States of such other debt securities covered by the prospectus, one or more prospectus supplements describing such debt securities and the particular terms of such offer or sale will be filed in accordance with the rules and regulations of the U.S. Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. Japan Bank for International Cooperation may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

Subject to Completion, Dated June 29, 2017

P R O S P E C T U S

Japan Bank for International Cooperation

(Issuer)

Japan

(Guarantor)

$11,128,625,000

Debt Securities

Japan Bank for International Cooperation (“JBIC”) may offer any combination of debt securities from time to time in one or more offerings. JBIC will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2017.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that JBIC and Japan filed with the Securities and Exchange Commission (the “Commission”) under a “shelf” registration process. Under this shelf process, JBIC may, from time to time, sell debt securities (“Debt Securities”) described in this prospectus in one or more offerings up to a total dollar amount of $11,128,625,000. This prospectus provides you with a general description of the Debt Securities JBIC may offer. Each time JBIC sells securities under this shelf process, JBIC will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and the relevant prospectus supplement together with additional information under the heading “Where You Can Find More Information”.

Issuance of any guarantee by Japan of any Debt Securities will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will require authorization by Japan of any guarantee of such Debt Securities on a case-by-case basis.

None of JBIC, Japan or the underwriters of the Debt Securities to which any particular prospectus supplement relates has authorized any dealer, salesman or other person to give any information or to make any representation not contained in this prospectus or such a prospectus supplement. If any such dealer, salesman or other person has given or made such information or representation, you must not rely upon such information or representation as having been authorized by JBIC, Japan or such underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

ii

WHERE YOU CAN FIND MORE INFORMATION

JBIC and Japan file and have filed annual reports, amendments to annual reports and other information with the Commission. These reports and amendments include certain financial, statistical and other information about JBIC and Japan, and may be accompanied by exhibits. You may read and copy any document JBIC and Japan file and have filed with the Commission at the Commission’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the Commission maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the Commission.

The Commission allows JBIC and Japan to “incorporate by reference” the information JBIC and Japan file and have filed with the Commission, which means that JBIC and Japan can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. JBIC and Japan incorporate by reference the documents listed below and any future filings made with the Commission to the extent such filings indicate that they are intended to be incorporated by reference:

•

JBIC’s Annual Report on Form 18-K (File No. 333-182490) for the year ended March 31, 2016, filed on September 6, 2016, and the amendments thereto filed on October 28, 2016, on February 15, 2017 and on May 25, 2017; and

•	Japan’s Annual Report on Form 18-K (File No. 033-23423-01) for the year ended March 31, 2016, filed on August 12, 2016.

Each time JBIC or Japan files a document with the Commission that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. JBIC and Japan have not authorized anyone else to provide you with different or additional information. JBIC and Japan are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates set forth on the respective cover pages of these documents.

You may request a copy of the annual reports, amendments to annual reports and other information mentioned above by writing or calling JBIC. Written requests for such documents should be directed to JBIC, 4-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8144, Japan, Attention: Capital Markets and Funding Division, Treasury Department, Corporate Group, JBIC. JBIC’s telephone number is 81-3-5218-3304. The Internet site of JBIC is http://www.jbic.go.jp/en. The information on the website is not incorporated by reference into this prospectus.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on June 28, 2017 as reported by the Bank of Japan at 5:00 p.m., Tokyo time, was ¥112.15 = $1.00, and the noon buying rate on June 23, 2017 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥111.26 = $1.00.

References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year.

JAPAN BANK FOR INTERNATIONAL COOPERATION

The following information updates information in JBIC’s annual report on Form 18-K. The following section has been updated to reflect current information and has not been revised in its entirety. In the following section, information pertaining to previous years is provided solely for your convenience.

JBIC is a joint stock corporation organized under the laws of Japan and established on April 1, 2012. The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations (“JBIC Operations”), together with the Financial Operations for Facilitating Realignment of United States Forces in Japan, from the domestic financial operations of JBIC’s predecessor, Japan Finance Corporation (the “Predecessor”). Pursuant to the JBIC Act, on April 1, 2012, all of the assets and liabilities relating to the JBIC Operations and the Financial Operations for Facilitating Realignment of United States Forces in Japan were assumed by JBIC. The Financial Operations for Facilitating Realignment of United States Forces in Japan were discontinued at the end of September 2012.

As part of Japanese government’s initiative of “Partnership for Quality Infrastructure” in May 2015, the Act for Partial Amendment of the Japan Bank for International Cooperation Act (the “Act for Partial Amendment of the JBIC Act”) was enacted on May 11, 2016 to further support the overseas business expansion of Japanese companies by strengthening JBIC’s functions. Consequently, in October 2016, a new account for financing overseas infrastructure projects (“Special Operations”) was established separately from the account for JBIC’s existing operations (“Ordinary Operations”).

Purpose and Authority

Under the JBIC Act, the purposes and operations of JBIC remain substantially unchanged from the former purposes and operations of JBIC Operations, but includes the Special Operation newly added in accordance with the Act for Partial Amendment of the JBIC Act which was approved and enacted in May 2016 and certain new guarantee and securitization operations that are extensions of the JBIC Operations, as described below under the caption “Operations”.

Government Control and Supervision

Under the JBIC Act, JBIC’s shares are wholly owned by the Japanese government, and JBIC is under the Japanese government’s control. JBIC’s operations, including appointment of directors, business plans and issuance of new debt securities, are supervised by the Minister of Finance. JBIC’s budgets are subject to approval of the Japanese Diet, and the annual financial statements of JBIC are required to be submitted to the Diet.

Operations

JBIC Operations

Pursuant to the JBIC Act, JBIC conducts the JBIC Operations to fulfill the following four missions in order to contribute to the sound development of Japan and the international economy and society: (a) promoting the overseas development and securement of resources which are important for Japan, (b) maintaining and improving the international competitiveness of Japanese industries, (c) promoting the overseas businesses having the purpose of preserving the global environment, such as preventing global warming, and (d) preventing disruptions to international financial order or taking appropriate measures with respect to damages caused by such disruption.

In order to execute the above missions, JBIC conducts the following seven principal operations by way of financing instruments such as loans, guarantees, acquisition and securitization of public/corporate bonds, assignment and securitization of loan assets and equity participations.

•	Export Loans. For the purpose of promoting exports of Japanese plants and for the purpose of securing equally competitive conditions in terms of financing when Japanese exporters compete with other developed countries, export finance provides loans and guarantees of funds to support exports of plants and technologies by Japanese companies, such as power generation facilities, communication equipment, and marine vessels.

•

Import Loans.    For the purpose of securing a stable supply of resources for Japan, import finance provides loans and guarantees of funds to support imports of oil, LNG, iron ore and other strategically important materials to Japan. Apart from resources, the guarantee facility supports imports of goods and services for which there are crucial domestic needs, such as aircrafts.

•

Overseas Investment Loans.    For the purpose of promoting Japan’s overseas business activities, overseas investment finance provides loans and guarantees of long-term business funds to support overseas investment projects undertaken by Japanese companies for local manufacturing, resource development and other business ventures.

•

Untied Loans.    Untied loans provide loans and guarantees of funds to support improvements in the overseas business environment to facilitate Japanese trade, investments and other overseas business activities by foreign governments and foreign government agencies. Untied loans also support projects that have a strong impact on preserving the environment.

•

Bridge Loans.    Bridge loans provide short-term financing for developing country governments facing balance-of-payments difficulties or other emergencies until international agencies can provide economic support funds.

•

Equity Participations.    Equity participations are equity investments in overseas joint ventures involving Japanese companies and equity investments in funds in which Japanese companies or international institutions participate.

•	Research and Studies. JBIC conducts research and studies to support its operations.

Special Operations

The JBIC Act (Act No. 39 of 2011), which regulates JBIC’s financial operations, was amended as of May 18, 2016 with the object, inter alia, of enhancing JBIC’s capacity to finance overseas infrastructure projects through the newly established “Special Operations”. The amendment came into force from October 1, 2016 together with relevant implementing decrees. JBIC is thereafter required to maintain separate accounts for the Ordinary Operations and the Special Operations to ensure transparency of both operations. In line with the Japanese government’s initiative to promote development of quality infrastructure, JBIC intends to leverage every tool at its disposal, including the Special Operations, to further mobilize the requisite funds to support private sector investment in infrastructure projects worldwide.

Both the account for Ordinary Operations and the account for Special Operations are required to conduct sound and efficient operations based on the principle that expenditures should not exceed revenues (“sufficient revenues to cover expenditures”) according to the JBIC Act. The account for Ordinary Operations is additionally subject to the principle that repayment from the loans and the performance of the obligations under the guarantees should be ascertained (“certainty of repayment”).

Organizational Structure

Management

JBIC’s board of directors has the ultimate responsibility for the administration of its affairs. JBIC’s articles of incorporation provide for a board of directors of not more than five directors and three corporate auditors. All directors and corporate auditors are elected by the Japanese government as JBIC’s sole shareholder at the shareholder’s general meetings, but the election of each director and corporate auditor is subject to approval of the Minister of Finance in accordance with the JBIC Act. The normal term of office for directors is two years, and the normal term of office for corporate auditors is four years, but directors and corporate auditors may serve any number of consecutive terms. The board of directors may elect from among its members a Governor, a CEO, an Executive Managing Director, several COOs, and several Senior Managing Directors. The Governor acts as the chairperson at the shareholder’s general meeting. The board of directors may also elect one or more representative directors from among its members, but such election is subject to the approval of the Minister of Finance. Each of the Governor, CEO, Executive Managing Director, COOs and Senior Managing Directors shall represent JBIC in the conduct of its affairs, and in addition, several directors may be appointed to have the authority to represent JBIC in the conduct of its affairs.

The corporate auditors form the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to the board of directors each year based on the audit reports issued by the individual corporate auditors in that year. A corporate auditor may note his or her opinion in the audit report issued by the board of corporate auditors if his or her opinion expressed in the individual audit report is different from the opinion expressed in the audit report issued by the board of corporate auditors. The board of corporate auditors is empowered to establish audit principles, the method of examination by the corporate auditors of JBIC’s affairs and financial position and any other matters relating to the performance of the corporate auditors’ duties.

JBIC is required to appoint, and has appointed, independent auditors, who have the statutory duties of examining the financial statements, prepared on a basis consistent with accounting principles generally accepted in Japan (“Japanese GAAP”), to be submitted to the shareholders by a representative director, and preparing their audit report thereon. JBIC has selected its independent auditors to audit the financial statements for the fiscal years ended March 31, 2015, 2016 and 2017.

JBIC’s current directors and corporate auditors as of June 22, 2017, are as follows:

Name	Title
Akira Kondoh	Governor

Tadashi Maeda	CEO, Executive Managing Director

Nobumitsu Hayashi	COO, Senior Managing Director

Yasushi Hasegawa	Senior Managing Director

Kenichiro Hayashi	Senior Managing Director

Tatsuhiko Takesada	Senior Managing Director

Shinichi Koizumi	Managing Director (Outside Director)

Yasuo Ota	Corporate Auditor (Full-time Corporate Auditor)

Mitsuaki Tsuchiya	Corporate Auditor (Outside Corporate Auditor)

Yuko Tamai	Corporate Auditor (Outside Corporate Auditor)

Akira Kondoh
1967	Joined the Sumitomo Bank, Limited (currently the Sumitomo-Mitsui Banking Corporation)
1992	Director, the Sumitomo Bank, Limited, and President, Sumitomo Bank Capital Markets, Inc., New York (stationing in New York)
1997	Managing Director, the Sumitomo Bank, Limited, and Head of the Americas and Europe (stationing in New York)
1999	Deputy President, Daiwa Securities SB Capital Markets Co., Ltd.
2000	Corporate Senior Executive Vice President and Deputy Chief Financial Officer, Sony Corporation
2004	Vice Chairman Finance and Investment, AIG East Asia Holdings Management Inc.
2009	President and CEO, Fuji Fire and Marine Insurance Company Limited
2010	Chairman and CEO, Fuji Fire and Marine Insurance Company Limited; Board of Director, Fuji Life Insurance Company
2011	Board of Director, Fuji Fire and Marine Insurance Company; Vice Chairman, Chartis Far East Holdings KK.(currently AIG Japan Holdings KK)
2012	Managing Director, JBIC
2014	Audit and Supervisory Board Member, CALBEE, Inc.
2016	Governor, JBIC

Tadashi Maeda
1982	Joined the Export-Import Bank of Japan (currently JBIC)
2008	Head, Energy and Natural Resources Finance Department, JBIC
2009	Head, Corporate Planning Department, JBIC
2012

Director General, Corporate Planning Department, JBIC; Director General, Finance Department for Facilitating Realignment of U.S. Forces Japan, JBIC;

Managing Executive Officer, Global Head of Infrastructure Finance Group, JBIC

2013	Representative Director, Senior Managing Director, Global Head of Infrastructure Finance Group, JBIC
2016	Representative Director, CEO, Executive Managing Director, JBIC

Nobumitsu Hayashi
1980	Joined the Ministry of Finance
2013	Director-General, Financial Bureau, Ministry of Finance
2014	Commissioner, National Tax Agency
2016	COO, Senior Managing Director, JBIC

Yasushi Hasegawa
1984	Joined the Ministry of Finance
2010	Director of the Supervisory Coordination Division, Supervisory Bureau, Financial Services Agency
2012	Director of the Planning Division, Planning and Coordination Bureau, Financial Services Agency
2015	Deputy Director-General of the Planning and Coordination Bureau, Financial Services Agency
2016	Director-General of the Tokai Local Finance Bureau
2017	Senior Managing Director, JBIC

Kenichiro Hayashi
1983	Joined the Export-Import Bank of Japan (currently JBIC)
2008	Director General, International Finance Department for the Americas, JBIC
2011	Nuclear Damage Compensation Facilitation Corporation
2012	Director General, Treasury Department, JBIC
2013	Executive Officer, JBIC
2015	Managing Executive Officer, Global Head of Energy and Natural Resources Finance Group, JBIC
2016	Managing Executive Officer, Global Head of Corporate Group, JBIC
2017	Senior Managing Director, JBIC

Tatsuhiko Takesada
1984	Joined Mitsubishi Heavy Industries, Ltd.
1995	Joined the Export-Import Bank of Japan (currently JBIC)
2010	Head, Corporate Finance Department, JBIC
2011	Head, Global Manufacturing Finance Department, JBIC
2012	Director General, Corporate Finance Department, JBIC
2013	Executive Officer for Asia and Pacific, JBIC
2014	Joined Japan Overseas Infrastructure Investment Corporation for Transport & Urban Development (JOIN); Managing Executive Officer, Managing Director for Project
2017	Senior Managing Director, JBIC

Shinichi Koizumi
1971	Joined Toray Industries, Inc.
2008

Executive Vice President and Representative Member of the Board, Corporate Strategic Planning, International Operations, TORAYCA & Advanced Composites Division,

Corporate Marketing Planning, Toray Industries, Inc.

2013	Senior Advisor, Toray Industries, Inc. Chairman of the Board, Toray Corporate Business Research, Inc.
2015	Senior Advisor, Toray Industries, Inc. (current position) Senior Advisor, Toray Corporate Business Research, Inc. Member of the Board, Obayashi Corporation (current position)
2016	Managing Director, JBIC

Yasuo Ota
1983	Joined the Export-Import Bank of Japan (currently JBIC)
2013	Executive Officer for the Americas, JBIC
2016	Corporate Auditor, JBIC

Mitsuaki Tsuchiya
1977	Joined The Industrial Bank of Japan, Ltd.
2002	General Manager of Secretariat, Mizuho Corporate Bank, Ltd.
2004	Executive Officer & General Manager of Secretariat, Mizuho Corporate Bank, Ltd.
2006	Managing Executive Officer, Mizuho Corporate Bank, Ltd.
2008	Deputy President & Executive Officer, Mizuho Trust & Banking, Ltd. Deputy President (Representative Director), Mizuho Trust & Banking, Ltd.
2011	Deputy President & Executive Officer, Mizuho Financial Group, Inc. Director, Deputy President & Executive Officer, Mizuho Financial Group, Inc.
2012	President & CEO, Mizuho Research Institute, Ltd.
2017	Corporate Auditor, JBIC

Yuko Tamai
1994	Joined Nagashima & Ohno (currently Nagashima Ohno & Tsunematsu)
2000	Worked as a lawyer-from-abroad at Covington & Burling LLP, Washington, D.C.
2003	Partner, Nagashima Ohno & Tsunematsu
2015	Corporate Auditor, JBIC

Summary Financial Information

The table below sets forth the summary financial information of JBIC, as of and for the fiscal years ended March 31, 2015 and 2016, prepared in accordance with Japanese GAAP, derived from the audited financial statements of JBIC for the fiscal years ended March 31, 2015 and 2016.

BALANCE SHEETS

	March 31, 2015	March 31, 2016	March 31, 2016
	(In millions of yen)	(In millions of yen)	(In millions of U.S. dollars)
Assets:
Cash and due from banks	¥850,496	¥1,220,187	$10,829
Cash	0	0	0
Due from banks	850,496	1,220,187	10,829
Securities	261,786	236,602	2,100
Other securities	261,786	236,602	2,100
Loans and bills discounted	14,432,949	13,540,661	120,169
Loans on deeds(a)	14,432,949	13,540,661	120,169
Other assets	430,297	256,188	2,274
Prepaid expenses	520	521	5
Accrued income	45,331	49,807	442
Derivatives other than for trading-assets	18,913	43,357	385
Cash collateral paid for financial instruments	365,250	162,230	1,440
Other	282	273	2
Property, plant and equipment	28,295	27,804	247
Buildings	3,040	2,882	26
Land	24,664	24,427	217
Lease assets	22	13	0
Construction in progress	—	34	0
Other	567	446	4
Intangible assets	3,154	2,737	24
Software	3,154	2,737	24
Customers’ liabilities for acceptances and guarantees	2,572,328	2,464,703	21,873
Allowance for loan losses	(115,492)	(168,262)	(1,493)

Total assets	¥18,463,816	¥17,580,622	$156,023

(a)	Loans on deeds are loans that require the borrower to conclude an agreement with JBIC which specifies terms and conditions of a loan, such as the amount, interest rate, maturity date, collateral and repayment method.

	March 31, 2015	March 31, 2016	March 31, 2016
	(In millions of yen)	(In millions of yen)	(In millions of U.S. dollars)
Liabilities:
Borrowed money	¥9,425,316	¥9,438,450	$83,763
Borrowings	9,425,316	9,438,450	83,763
Bonds payable	3,049,490	2,668,558	23,683
Other liabilities	949,227	528,890	4,694
Accrued expenses	27,645	31,815	282
Unearned revenue(a)	63,934	57,888	514
Derivatives other than for trading-assets	833,744	375,363	3,331
Cash collateral received for financial instruments	12,750	63,380	562
Lease obligations	31	16	0
Other	11,121	426	5
Provision for bonuses	500	516	5
Provision for directors’ bonuses	6	6	0
Provision for retirement benefits	6,395	7,090	63
Provision for directors’ retirement benefits	30	39	0
Acceptances and guarantees	2,572,328	2,464,703	21,873

Total liabilities	¥16,003,296	¥15,108,255	$134,081

Net Assets:
Capital Stock	¥1,391,000	¥1,391,000	$12,345
Retained earnings	993,053	972,140	8,628
Legal retained earnings	865,683	929,368	8,248
Other retained earnings	127,369	42,772	380
Retained earnings brought forward	127,369	42,772	380

Total shareholders’ equity	2,384,053	2,363,140	20,973

Valuation difference on available-for-sale securities(b)	12,786	4,303	38
Deferred gains or losses on hedges	63,681	104,923	931

Total valuation and translation adjustments	76,467	109,226	969

Total net assets	¥2,460,520	¥2,472,367	$21,942

Total liabilities and net assets	¥18,463,816	¥17,580,622	$156,023

(a)	Unearned revenue is fees and commissions received in advance of providing products or services.
(b)	Valuation difference on available-for-sale securities represents the difference between the fair value and the carrying amount of securities.

STATEMENTS OF OPERATIONS

	March 31, 2015	March 31, 2016	March 31, 2016
	(In millions of yen)	(In millions of yen)	(In millions of U.S. dollars)
Ordinary income:	¥257,252	¥240,005	$2,130
Interest income	192,973	213,806	1,897
Interest on loans and discounts	166,130	196,859	1,747
Interest and dividends on securities	2,030	2,682	24
Interest on receivables under resale agreements	59	7	0
Interest on deposits with banks	1,479	2,787	25
Interest on interest swaps	23,116	11,250	100
Other interest income	156	219	1
Fees and Commissions	35,901	22,091	196
Other fees and commissions	35,901	22,091	196
Other ordinary income	4,100	141	1
Gain on foreign exchange transactions	3,856	117	1
Other	244	23	0
Other income	24,276	3,965	36
Reversal of allowance for loan losses	13,392	—	—
Recoveries of written-off claims	101	0	0
Gain on sales of stocks and other securities	0	1,890	17
Gain on investments in partnerships	10,633	1,914	17
Other	148	160	2
Ordinary expenses:	136,755	197,276	1,751
Interest expenses	116,076	123,779	1,099
Interest on borrowings and rediscounts	50,488	57,339	509
Interest on bonds	65,567	66,429	590
Other interest expenses	20	10	0
Fees and commissions payments	2,088	1,653	15
Other fees and commissions	2,088	1,653	15
Other ordinary expenses	1,585	1,310	12
Amortization of bond issuance cost	659	729	6
Expenses on derivatives other than for trading or hedging	520	145	1
Other	405	434	5
General and administrative expenses	17,004	17,631	156
Other expenses	—	52,901	469
Provision of allowance for loan losses	—	52,770	468
Loss on sales of stocks and other securities	—	130	1
Ordinary profit	120,496	42,728	379
Extraordinary income	5,707	43	1
Gain on disposal of noncurrent assets	9	43	1
Gain on transfer of benefit obligation relating to welfare pension fund	5,698	—	—
Extraordinary loss	16	—	—
Loss on disposal of noncurrent assets	16	—	—
Net income	¥126,187	¥42,772	$380

The ordinary income for the fiscal year ended March 31, 2015 was ¥257.3 billion. This was attributable primarily to interest income which amounted to ¥193.0 billion, reflecting assistance provided in promotion of overseas development and acquisition of strategically important natural resources, overseas M&A transactions by Japanese corporations, and the overseas business deployment of Japanese companies.

The ordinary expenses for the fiscal year ended March 31, 2015 were ¥136.8 billion. This was attributable primarily to interest expenses, amounting to ¥116.1 billion, which mostly reflected interest expenses for our borrowings and outstanding debt securities.

For the fiscal year ended March 31, 2015, JBIC recorded ordinary profit of ¥120.5 billion and net income of ¥126.2 billion.

The ordinary income for the fiscal year ended March 31, 2016 was ¥240.0 billion. This was attributable primarily to interest income which amounted to ¥213.8 billion, reflecting assistance provided in promotion of overseas development and acquisition of strategically important natural resources, overseas M&A transactions by Japanese corporations, and the overseas business deployment of Japanese companies.

The ordinary expenses for the fiscal year ended March 31, 2016 were ¥197.3 billion. This was attributable primarily to interest expenses, amounting to ¥123.8 billion, which mostly reflected interest expenses for our borrowings and outstanding debt securities.

For the fiscal year ended March 31, 2016, JBIC recorded ordinary profit of ¥42.7 billion and net income of ¥42.8 billion.

STATEMENTS OF CASH FLOWS

	March 31, 2015	March 31, 2016	March 31, 2016
	(In millions of yen)	(In millions of yen)	(In millions of U.S. dollars)
Cash flow from operating activities
Net income	¥126,187	¥42,772	$380
Depreciation and amortization	1,356	1,302	12
Increase (decrease) in allowance for loan losses	(13,392)	52,770	468
Increase (decrease) in provision for bonuses	17	15	0
Increase (decrease) in provision for directors’ bonuses	0	0	0
Increase (decrease) in provision for retirement benefits	(6,673)	695	6
Increase (decrease) in provision for directors’ retirement benefits	9	8	0
Gain on fund management	(192,973)	(213,806)	(1,897)
Financing expenses	116,076	123,779	1,099
Loss (gain) related to securities	(10,633)	(3,674)	(33)
Loss (gain) on disposal of noncurrent assets	7	(43)	(0)
Net decrease (increase) in loans and bills discounted	(1,777,548)	892,288	7,919
Net increase (decrease) in borrowed money	1,017,608	13,134	117
Net decrease (increase) in deposit (excluding deposit paid to Bank of Japan)	(129,022)	305,251	2,709
Net decrease (increase) in receivables under resale agreements	202,733	—	—
Increase (decrease) in straight bonds-issuance and redemption	336,800	(382,533)	(3,395)
Proceeds from fund management	186,808	206,938	1,837
Payments for finance	(116,172)	(118,022)	(1,047)
Other	291,148	(204,123)	(1,814)

Subtotal	32,337	716,752	6,361

Net cash provided by (used in) operating activities(a)	32,337	716,752	6,361

Cash flow from investing activities
Purchase of securities	(30,927)	(55,554)	(493)
Proceeds from sales of securities	12,472	67,401	598
Proceeds from redemption of securities	1,816	10,409	92
Purchase of property, plant and equipment	(244)	(183)	(2)
Proceeds from sales of property, plant and equipment	51	332	3
Purchase of intangible assets	(2,525)	(516)	(4)

Net cash provided by (used in) investing activities	(19,356)	21,888	194

Cash flow from financing activities
Proceeds from issuance of common stock	31,000	—	—
Repayments of lease obligations	(12)	(13)	(0)
Payment to national treasury	(45,683)	(63,684)	(565)

Net cash provided by (used in) financing activities	(14,695)	(63,698)	(565)

Effect of exchange rate change on cash and cash equivalents	—	—	—

Net increase (decrease) in cash and cash equivalents	(1,715)	674,942	5,990

Cash and cash equivalents at beginning of period	42,367	40,651	361

Cash and cash equivalents at end of period	¥40,651	¥715,594	$6,351

(a)	An increase in “Net cash provided by (used in) operating activities” from ¥32,337 million for the fiscal year ended March 31, 2015 to ¥716,752 million for the fiscal year ended March 31, 2016 was mainly due to the change in “Net decrease (increase) in deposit (excluding deposit paid to Bank of Japan)” from a net increase of ¥129,022 million for the fiscal year ended March 31, 2015 to a net decrease of ¥305,251 million for the fiscal year ended March 31, 2016. The change in “Net decrease (increase) in deposit (excluding deposit paid to Bank of Japan)” from a net increase to a net decrease was mainly attributable to the transfer of yen-denominated surplus funds from saving accounts at private financial institutions, to which the negative interest rate policy is applied, to current accounts at the Bank of Japan, to which the negative interest rate policy is not applied, that JBIC made in response to the negative JPY interest rate policy introduced by the Bank of Japan in February 2016 so as to avoid having to make interest payments on such deposits if deposited at private financial institutions.

Outstanding Credit

The following table sets forth, as of the dates indicated, the total amounts of loans outstanding provided by JBIC, by type of credit and geographical distribution:

	JBIC Operations		JBIC Operations
	As of March 31,		As of March 31,
	2015		2016
	(In millions of yen except for the percentage)		(In millions of yen except for the percentage)
EXPORT LOANS
Asia	¥329,852	2.2%	¥320,187	2.3%
The Pacific	—	—	—	—
Europe	118,386	0.8%	122,734	0.9%
The Middle East	163,058	1.1%	169,703	1.2%
Africa	108,712	0.7%	126,146	0.9%
North America	—	—	—	—
Latin America	83,987	0.6%	100,292	0.7%
International Organizations, etc(a).	8,492	0.1%	5,683	0.0%

Total	¥812,487	5.5%	844,746	6.1%

IMPORT LOANS
Asia	12,376	0.1%	10,451	0.1%
The Pacific	63,891	0.4%	67,527	0.5%
Europe	10,515	0.1%	9,203	0.1%
The Middle East	265,492	1.8%	146,974	1.1%
Africa	1,637	0.0%	1,152	0.0%
North America	14,448	0.1%	10,412	0.1%
Latin America	19,425	0.1%	28,994	0.2%
International Organizations, etc(a).	273,857	1.9%	250,999	1.8%

Total	661,641	4.5%	525,711	3.8%

OVERSEAS INVESTMENT LOANS
Asia	1,698,423	11.6%	1,651,083	11.9%
The Pacific	2,030,621	13.8%	2,028,120	14.6%
Europe	1,687,389	11.5%	1,912,066	13.8%
The Middle East	1,408,285	9.6%	1,354,314	9.8%
Africa	174,970	1.2%	160,033	1.2%
North America	2,159,962	14.7%	2,312,861	16.7%
Latin America	2,254,172	15.3%	1,921,876	13.9%
International Organizations, etc(a).	556,720	3.8%	1,747	0.0%

Total	11,970,542	81.5%	11,342,099	81.9%

UNTIED LOANS(b)
Asia	335,316	2.3%	280,985	2.0%
The Pacific	—	—	—	—
Europe	2,520	0.0%	1,909	0.0%
The Middle East	62,383	0.4%	49,882	0.4%
Africa	40,395	0.3%	33,315	0.2%
North America	—	—	—	—
Latin America	333,395	2.3%	351,288	2.5%
International Organizations, etc(a).	214,813	1.5%	184,458	1.3%

Total	988,822	6.7%	901,837	6.5%

	JBIC Operations		JBIC Operations
	As of March 31,		As of March 31,
	2015		2016
	(In millions of yen except for the percentage)		(In millions of yen except for the percentage)
GOVERNMENTAL LOANS
Asia	15,864	0.1%	15,864	0.1%
The Pacific	—	—	—	—
Europe	1,970	0.0%	1,970	0.0%
The Middle East	14,518	0.1%	13,401	0.1%
Africa	441	0.0%	305	0.0%
North America	—	—	—	—
Latin America	4,356	0.0%	3,094	0.0%
International Organizations, etc(a).	—	—	—	—

Total	37,150	0.3%	34,635	0.3%

INVESTMENTS
Asia	20,881	0.1%	21,305	0.2%
The Pacific	17,464	0.1%	22,026	0.2%
Europe	13,032	0.1%	15,324	0.1%
The Middle East	—	—	—	—
Africa	—	—	—	—
North America	60,000	0.4%	5,630	0.0%
Latin America	18	0.0%	20	0.0%
International Organizations, etc(a).	110,998	0.8%	130,600	0.9%

Total	222,393	1.5%	194,905	1.4%

Total credit outstanding	¥14,693,035	100.0%	¥13,843,933	100.0%

(a)	International Organizations, etc. include International Monetary Fund (IMF), International Bank for Reconstruction and Development (IBRD), International Finance Corporation (IFC), Asian Development Bank (ADB), Inter-American Development Bank (IDB), African Development Bank (AfDB), European Bank for Reconstruction and Development (EBRD), Banco Centroamericano de Integración Económica (BCIE), Corporación Andina de Fomento (CAF), East African Development Bank (EADB), Eastern and Southern African Trade and Development Bank (PTA Bank), African Export-Import Bank (Afreximbank), Islamic Development Bank (IsDB), European Investment Bank (EIB), Caribbean Development Bank (CDB), etc.
(b)	Untied loans are loans that are not conditional on investments or procurement of equipment and materials from Japan. Untied loans are intended to finance projects and the import of goods by developing countries, or for such countries to achieve equilibrium in their international balance of payments, or to stabilize their currencies.

Credit Commitments

The following table sets forth, for the periods indicated, the total credit commitments made by JBIC, by type of credit and geographical distribution in accordance with JBIC’s system of classification.

	JBIC Operations		JBIC Operations
	As of March 31,		As of March 31,
	2015		2016
	(In millions of yen except for the percentage)		(In millions of yen except for the percentage)
EXPORT LOANS
Asia	¥342,204	11.7%	¥89,324	3.9%
The Pacific	—	—	—	—
Europe	3,712	0.1%	15,622	0.7%
The Middle East	32,941	1.1%	6,044	0.3%
Africa	22,417	0.8%	14,940	0.7%
North America	—	—	—	—
Latin America	5,154	0.2%	15,153	0.7%
International Organizations, etc(a).	—	—	—	—

Total	406,427	13.8%	141,084	6.2%

IMPORT LOANS
Asia	—	—	—	—
The Pacific	—	—	—	—
Europe	—	—	—	—
The Middle East	—	—	252,315	11.0%
Africa	—	—	—	—
North America	—	—	—	—
Latin America	—	—	—	—
International Organizations, etc(a).	—	—	—	—

Total	—	—	252,315	11.0%

OVERSEAS INVESTMENT LOANS
Asia	234,828	8.0%	166,787	7.3%
The Pacific	173,826	5.9%	6,907	0.3%
Europe	225,092	7.7%	582,756	25.4%
The Middle East	326,848	11.1%	169,254	7.4%
Africa	95,041	3.2%	—	—
North America	1,291,035	44.0%	455,357	19.9%
Latin America	104,411	3.6%	469,962	20.5%
International Organizations, etc(a).	—	—	7,137	0.3%

Total	2,451,080	83.5%	1,858,162	81.1%

UNTIED LOANS(b)
Asia	—	—	13,100	0.6%
The Pacific	—	—	—	—
Europe	—	—	—	—
The Middle East	17,837	0.6%	—	—
Africa	14,864	0.5%	—	—
North America	—	—	—	—
Latin America	14,016	0.5%	11,720	0.5%
International Organizations, etc(a).	—	—	—	—

Total	46,717	1.6%	24,820	1.1%

	JBIC Operations		JBIC Operations
	As of March 31,		As of March 31,
	2015		2016
	(In millions of yen except for the percentage)		(In millions of yen except for the percentage)
GOVERNMENTAL LOANS
Asia	—	—	—	—
The Pacific	—	—	—	—
Europe	—	—	—	—
The Middle East	—	—	—	—
Africa	—	—	—	—
North America	—	—	—	—
Latin America	—	—	—	—
International Organizations, etc(a).	—	—	—	—

Total	—	—	—	—

INVESTMENTS
Asia	1,824	0.1%	5,975	0.3%
The Pacific	—	—	—	—
Europe	—	—	—	—
The Middle East	—	—	—	—
Africa	—	—	—	—
North America	9,778	0.3%	—	—
Latin America	—	—	—	—
International Organizations, etc(a).	21,270	0.7%	8,398	0.4%

Total	32,873	1.1%	14,373	0.6%

Total credit commitments	¥2,937,097	100.0%	¥2,290,753	100.0%

(a)	International Organizations, etc. include International Monetary Fund (IMF), International Bank for Reconstruction and Development (IBRD), International Finance Corporation (IFC), Asian Development Bank (ADB), Inter-American Development Bank (IDB), African Development Bank (AfDB), European Bank for Reconstruction and Development (EBRD), Banco Centroamericano de Integración Económica (BCIE), Corporación Andina de Fomento (CAF), East African Development Bank (EADB), Eastern and Southern African Trade and Development Bank (PTA Bank), African Export-Import Bank (Afreximbank), Islamic Development Bank (IsDB), European Investment Bank (EIB), Caribbean Development Bank (CDB), etc.
(b)	Untied loans are loans that are not conditional on investments or procurement of equipment and materials from Japan. Untied loans are intended to finance projects and the import of goods by developing countries, or for such countries to achieve equilibrium in their international balance of payments, or to stabilize their currencies.

The table below sets forth the summary unaudited financial information of JBIC, as of and for the six months ended September 30, 2016, prepared in accordance with Japanese GAAP.

SEMI-ANNUAL BALANCE SHEET AS OF THE SIX MONTHS ENDED SEPTEMBER 30, 2016 (unaudited)

September 30, 2016
(in millions of yen)
Assets:
Cash and due from banks	¥1,530,128
Securities	250,918
Loans and bills discounted	13,169,596
Other assets	238,426
Property, plant and equipment	27,556
Intangible assets	2,464
Customers’ liabilities for acceptances and guarantees	2,389,460
Allowance for loan losses	(138,534)

Total Assets	¥17,470,016

September 30, 2016
(in millions of yen)
Liabilities:
Borrowed money	¥9,665,672
Bonds payable	2,566,785
Other liabilities	347,980
Provision for bonuses	490
Provision for directors’ bonuses	7
Provision for retirement benefits	6,983
Provision for directors’ retirement benefits	11
Acceptances and guarantees	2,389,460

Total liabilities	14,977,391

Net assets:
Capital stock	1,391,000
Retained earnings	1,016,966
Total valuation and translation adjustments	84,658

Total net assets	2,492,625

Total liabilities and net assets	¥17,470,016

SEMI-ANNUAL STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 (unaudited)

September 30, 2016
(in millions of yen)
Ordinary income:	¥156,881
Interest income	113,509
Fees and Commissions	13,552
Other income	29,820
Ordinary expenses:	90,744
Interest expenses	72,822
Fees and commissions payments	611
Other ordinary expenses	4,725
General and administrative expenses	8,102
Other expenses	4,481
Ordinary profit	66,137
Extraordinary income	74
Extraordinary loss	—
Net income	¥66,212

The ordinary income for the six months ended September 30, 2016 was ¥156,881 million. Interest income, which amounted to ¥113,509 million and reflected assistance provided in promotion of overseas development and acquisition of strategically important natural resources, overseas M&A transactions by Japanese corporations, and the overseas business deployment of Japanese companies, accounted for most of this income.

The ordinary expenses for the six months ended September 30, 2016 were ¥90,744 million. Interest expenses, which amounted to ¥72,822 million and mostly reflected interest expenses for our borrowings and outstanding debt securities, accounted for most of these expenses.

For the six months ended September 30, 2016, JBIC recorded ordinary profit of ¥66,137 million and net income of ¥66,212 million.

SEMI-ANNUAL STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016 (unaudited)

September 30, 2016
(In millions of yen)
Cash flow from operating activities
Net income	¥66,212
Depreciation and amortization	575
Increase (decrease) in allowance for loan losses	(29,728)
Increase (decrease) in provision for bonuses	(26)
Increase (decrease) in provision for directors’ bonuses	0
Increase (decrease) in provision for retirement benefits	(106)
Increase (decrease) in provision for directors’ retirement benefits	(27)
Gain on fund management	(113,509)
Financing expenses	72,822
Loss (gain) related to securities	4,478
Loss (gain) on disposal of noncurrent assets	(74)
Net decrease (increase) in loans and bills discounted	371,064
Net increase (decrease) in borrowed money	227,222
Net decrease (increase) in deposit (excluding deposit paid to Bank of Japan)	32,756
Increase (decrease) in straight bonds-issuance and redemption	(102,539)
Proceeds from fund management	110,111
Payments for finance	(68,702)
Other	(176,069)

Subtotal	394,459

Net cash provided by (used in) operating activities	394,459

Cash flow from investing activities
Purchase of securities	(34,840)
Proceeds from sales of securities	2,980
Proceeds from redemption of securities	1,389
Purchase of property, plant and equipment	(52)
Proceeds from sales of property, plant and equipment	212
Purchase of intangible assets	(60)

Net cash provided by (used in) investing activities	(30,370)

Cash flow from financing activities
Repayments of lease obligations	(5)
Payment to national treasury	(21,386)

Net cash provided by (used in) financing activities	(21,392)

Effect of exchange rate change on cash and cash equivalents	—

Net increase (decrease) in cash and cash equivalents	342,697

Cash and cash equivalents at beginning of period	715,594

Cash and cash equivalents at end of period	¥1,058,291

Non-Performing Loans

Our asset quality self-assessment is based on our financial statements prepared in accordance with Japanese GAAP.

The table below sets forth the results of our assessment of our loans as of September 30, 2016, classified in all material respects according to the standards under the Banking Act (Act No. 59 of 1981, as amended) (the “Banking Act”):

As of September 30, 2016
(in millions of yen)
Bankrupt loans(a)	¥—
Non-accrual loans(b)	14,934
Loans with interest or principal repayments three months or more in arrears(c)	44,655
Restructured loans(d)	174,511
Total	¥234,101

(a)	“Bankrupt loans” are loans, defined in Article 96, Paragraph 1, Item (iii), a. through e. and Item (iv) of the corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965), on which accrued interest income is not recognized as there is substantial uncertainty over the ultimate collectability of either principal or interest because they have been in arrears for a considerable period of time or for other reasons.
(b)	“Non-accrual loans” are loans on which accrued interest income is not recognized, although this excludes Bankrupt loans and the loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.
(c)	“Loans with interest or principal repayments three months or more in arrears” are loans whose principal or interest payment is three months or more in arrears, and which do not fall under the category of “Bankrupt loans” and “Non-accrual loans.”
(d)	“Restructured loans” are loans whose repayment terms and conditions have been amended in favor of the borrowers (e.g. reduction of or exemption from the stated interest rate, the deferral of interest payments, the extension of principal repayments or renunciation of claims) in order to support the borrowers’ recovery from financial difficulties, and which do not fall under the category of “Bankrupt loans,” “Non-accrual loans,” or “Loans with interest or principal repayments three months or more in arrears.”

The table below sets forth the results of our assessment of our loan portfolio as of September 30, 2016, classified in all material respects according to the standards under the Act on Emergency Measures for the Revitalization of the Functions of the Financial System of 1998, as amended (the “Financial Revitalization Act”):

As of September 30, 2016
(in millions of yen)
Bankrupt and quasi-bankrupt assets(a)	¥—
Doubtful assets(b)	14,941
Substandard loans(c)	219,167
Total	¥234,108

(a)	“Bankrupt and quasi-bankrupt assets” are loans to and other credits to debtors which have begun proceedings under the Bankruptcy Law, the Corporate Reorganization Law, the Financial Revitalization Law or other similar laws of Japan and have financially failed, as well as similar loans as so designated.
(b)	“Doubtful assets” are loans to and other credits to debtors whose financial and operational conditions have been deteriorated and which are unlikely to make payment of principal and/or interest on a contractual basis.
(c)	“Substandard loans” are (1) “Loans with interest or principal repayments three months or more in arrears” for which principal and/or interest is past due three months or more from their date scheduled payment dates excluding “Bankrupt and quasi-bankrupt assets” and “Doubtful assets”, and (2) restructured loans on which we granted concessions to borrowers in financial difficulty to assist them in their financial recovery and enable them to eventually pay their creditors, but exclude “Bankrupt and quasi-bankrupt assets,” “Doubtful assets” and “Loans with interest or principal repayments three months or more in arrears.”

The tables below set forth the summary unaudited financial information of JBIC, as of and for the fiscal year ended March 31, 2017, prepared in accordance with Japanese GAAP.

BALANCE SHEET (unaudited)

March 31, 2017
(In millions of yen)
Assets:
Cash and due from banks	¥1,526,209
Cash	0
Due from banks	1,526,208
Securities	281,249
Other securities	281,249
Loans and bills discounted	14,309,138
Loans on deeds(a)	14,309,138
Other assets	261,790
Prepaid expenses	653
Accrued income	68,861
Derivatives other than for trading-assets	1,972
Cash collateral paid for financial instruments	189,920
Other	382
Property, plant and equipment	27,613
Buildings	2,916
Land	24,311
Lease assets	5
Other	380
Intangible assets	2,711
Software	2,711
Customers’ liabilities for acceptances and guarantees	2,384,997
Allowance for loan losses	(222,036)

Total assets	¥18,571,673

(a)	Loans on deeds are loans that require the borrower to conclude an agreement with JBIC which specifies terms and conditions of a loan, such as the amount, interest rate, maturity date, collateral and repayment method.

March 31, 2017
(In millions of yen)
Liabilities:
Borrowed money	¥9,908,705
Borrowings	9,908,705
Bonds payable	3,301,565
Other liabilities	461,442
Accrued expenses	43,592
Unearned revenue(a)	65,572
Derivatives other than for trading-assets	332,906
Cash collateral received for financial instruments	18,880
Lease obligations	3
Other	487
Provision for bonuses	519
Provision for directors’ bonuses	6
Provision for retirement benefits	6,807
Provision for directors’ retirement benefits	16
Acceptances and guarantees	2,384,997

Total liabilities	¥16,064,061

Net Assets:
Capital Stock	¥1,683,000
Retained earnings	842,366
Legal retained earnings	800,754
Other retained earnings	41,612
Retained earnings brought forward	41,612

Total shareholders’ equity	2,525,366

Valuation difference on available-for-sale securities(b)	2,468
Deferred gains or losses on hedges	(20,223)

Total valuation and translation adjustments	(17,755)

Total net assets	¥2,507,611

Total liabilities and net assets	¥18,571,673

(a)	Unearned revenue is fees and commissions received in advance of providing products or services.
(b)	Valuation difference on available-for-sale securities represents the difference between the fair value and the carrying amount of securities.

STATEMENT OF OPERATIONS (unaudited)

March 31, 2017
(In millions of yen)
Ordinary income:	¥294,656
Interest income	259,250
Interest on loans and discounts	253,672
Interest and dividends on securities	755
Interest on deposits with banks	4,822
Other interest income	0
Fees and Commissions	26,836
Other fees and commissions	26,836
Other income	8,570
Recoveries of written-off claims	0
Gain on investments in partnerships	8,421
Other	148
Ordinary expenses:	253,118
Interest expenses	177,433
Interest on borrowings and rediscounts	91,175
Interest on bonds	59,420
Interest on interest swaps	26,836
Fees and commissions payments	1,919
Other fees and commissions	1,919
Other ordinary expenses	3,136
Loss on foreign exchange transactions	482
Amortization of bond issuance cost	1,662
Expenses on derivatives other than for trading or hedging	422
Other	569
General and administrative expenses	16,726
Other expenses	53,902
Provision of allowance for loan losses	53,855
Other	46
Ordinary profit	41,537
Extraordinary income	75
Gain on disposal of noncurrent assets	75
Extraordinary loss	—
Net income	¥41,612

The ordinary income for the fiscal year ended March 31, 2017 was ¥294,656 million. Interest income, which amounted to ¥259,250 million, accounted for most of this income.

The ordinary expenses for the fiscal year ended March 31, 2017 were ¥253,118 million. Interest expenses, which amounted to ¥177,433 million, accounted for a significant majority of these expenses.

For the fiscal year ended March 31, 2017, we recorded net income of ¥41,612 million.

STATEMENTS OF CASH FLOWS (unaudited)

March 31, 2017
(In millions of yen)
Cash flow from operating activities
Net income	¥41,612
Depreciation and amortization	1,209
Increase (decrease) in allowance for loan losses	53,773
Increase (decrease) in provision for bonuses	2
Increase (decrease) in provision for directors’ bonuses	0
Increase (decrease) in provision for retirement benefits	(282)
Increase (decrease) in provision for directors’ retirement benefits	(22)
Gain on fund management	(259,250)
Financing expenses	177,433
Loss (gain) related to securities	(8,421)
Loss (gain) on disposal of noncurrent assets	(75)
Net decrease (increase) in loans and bills discounted	(768,476)
Net increase (decrease) in borrowed money	470,255
Net decrease (increase) in deposit (excluding deposit paid to Bank of Japan)	(137,099)
Increase (decrease) in straight bonds-issuance and redemption	631,331
Proceeds from fund management	240,302
Payments for finance	(163,993)
Other	(191,419)

Subtotal	86,879

Net cash provided by (used in) operating activities(a)	86,879

Cash flow from investing activities
Purchase of securities	(43,828)
Proceeds from sales of securities	4,796
Proceeds from redemption of securities	1,389
Purchase of property, plant and equipment	(288)
Proceeds from sales of property, plant and equipment	212
Purchase of intangible assets	(841)

Net cash provided by (used in) investing activities	(38,559)

Cash flow from financing activities
Proceeds from issuance of common stock	142,000
Repayments of lease obligations	(12)
Payment to national treasury	(21,386)

Net cash provided by (used in) financing activities	120,601

Effect of exchange rate change on cash and cash equivalents	—

Net increase (decrease) in cash and cash equivalents	168,921

Cash and cash equivalents at beginning of period	715,594

Cash and cash equivalents at end of period	¥884,516

JAPAN

The following information updates information in Japan’s annual report on Form 18-K for the year ended March 31, 2016 and should be read in conjunction with any future periodic reports and amendments filed by Japan with the Commission. The following section has been updated to reflect current information and has not been revised in its entirety. In the following section, information pertaining to previous years is provided solely for your convenience.

General

Japan is a mountainous island country in the western Pacific, with a population of approximately 127 million. Japan has a parliamentary form of government.

Area and Population

Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.

Japan has a total population of approximately 126.8 million (estimated as of April 1, 2017). It has one of the highest population densities in the world and approximately 23.6% of its people (estimated as of October 1, 2016) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s average annual rate of population decrease during the years 2012-2016 showed a decline rate of 0.5%. Japan’s population decreased 0.1% during the 12 months ended October 1, 2016.

Government

The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 475 members and a House of Councillors having 242 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.

The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Political Parties

Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on November 21, 2014 and an election was held on December 14, 2014. 295 members were elected from single-member districts and 180 members were elected through a proportional representation process from 11 regional districts. The House of Councillors currently consists of 242 members who are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2016, 121 members were elected, of which 48 members were elected through a proportional representation system and 73 members were elected from 45 districts that correspond to the 47 prefectures of Japan. Currently, the House of Councillors consists of 121 members whose term expires in July 2019 and 121 members whose term expires in July 2022.

The following tables set forth the membership by political party of the House of Representatives as of April 21, 2017 and the House of Councillors as of May 29, 2017.

House of Representatives
Liberal Democratic Party	292
The Democratic Party and Club of Independents	95
Komeito	35
Japanese Communist Party	21
Nippon Ishin (Japan Innovation Party)	15
Liberal Party	2
Social Democratic Party	2
Independents	12
Vacancies	1

Total	475

Source: House of Representatives.

House of Councillors
Liberal Democratic Party and The Party for Japanese Kokoro	126
The Democratic Party and The Shin-Ryokufukai	50
Komeito	25
Japanese Communist Party	14
Nippon Ishin (Japan Innovation Party)	12
Hope Coalition (Kibou)	6
Independents Club	4
Okinawa Whirlwind	2
Independents	3
Vacancies	0

Total	242

Source: House of Councillors.

Leadership

Japan’s current Prime Minister is Shinzo Abe, a member of the Liberal Democratic Party of Japan and member of the House of Representatives in the Diet. As the Liberal Democratic Party of Japan took its position as the ruling party as a result of the House of Representatives election, Mr. Abe was formally appointed as Japan’s 96th Prime Minister by the Emperor on December 26, 2012 and succeeded the former Prime Minister Yoshihiko Noda, who is a member of the Democratic Party of Japan. After the Democratic Party of Japan became the ruling party in September 2009, Mr. Noda served as the last Prime Minister of the Democratic Party of Japan from September 2, 2011.

International Organizations

Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See “Subscriptions to International Financial Organizations”.

International Trade Agreements

Japan announced its intent to join the Trans-Pacific Partnership, or TPP, in March 2013, and following negotiations with 11 other countries, signed the TPP Agreement on February 4, 2016. Upon the ratification of the TPP, Japan and the other participating countries planned to aim to not only eliminate tariffs on products but also liberalize services and investment, and establish rules in a wide range of fields, including intellectual property, e-commerce and the environment. Although Japan ratified the TPP on January 20, 2017, the United States announced its formal withdrawal from the TPP on January 23, 2017. Thus, it is currently unclear whether some or all of the 12 countries that negotiated the TPP Agreement will take any additional steps towards the implementation of the TPP, either in its current form or otherwise.

Japan has also entered into Economic Partnership Agreements, or EPAs, with various countries, including Singapore, Mexico, Malaysia, Chile and Thailand. As of August 2016, Japan had entered into a total of 16 EPAs with 20 countries. Pursuant to the EPAs, Japan will collaborate comprehensively with the counterparty to, among other things, reduce or eliminate tariffs, grant most-favored-nation status in the fields of investment, services and government procurement and expedite patent review and enhance patent protection in the field of intellectual property.

Japan is also a member of international organizations which are based on international trade treaties and other agreements which seek to promote free trade in the international market, including the following: the World Trade Organization, the Organisation for Economic Co-operation and Development, the World Customs Organization and the International Trade Centre.

The following is a map of Japan, illustrating its location with respect to neighboring countries:

MAP OF JAPAN

Road
Outer limits of Japanese territory
Boundary, etc. between the land area whose attribution has not yet been determined and other nations
City
Distance from Tokyo
Map Projection :
Azimuthal equidistant projection
Standard point :
Origin of the Japanese Horizontal Control Network
(Minato City, Tokyo)
35° 39' 29" N
139° 44' 29" E
Bathymetry is taken from the GEBCO Digital Atlas.
0 100 200 300 400 500km
SEA OF OKHOTSK
SAKHALIN
KURILE ISLANDS
The most northern end of Japan
Etorofu Is.
Rebun Is.
Asahikawa
Sapporo
Kushiro
Hakodate
Aomori
Akita
Morioka
Sendai
SEA OF JAPAN
Takeshima
OKI ISLANDS
Niigata
Nagano
Utsunomiya
Kanazawa
Matsue
Kyoto
Nagoya
Tokyo
Fukuoka
Hiroshima
Osaka
Matsuyama
Kagoshima
JAPAN
Hachijojima Is.
NORTH PACIFIC OCEAN
Torishima Is.
EAST CHINA SEA
NANSEI ISLANDS
SENKAKU ISLANDS
Naha
Yonagunijima Is.
The most western end of Japan
Minami-Daitojima Is.
Oki-Daitojima Is.
Chichijima Is.
OGASAWARA ISLANDS
Iwo Is.
Minami-Iwo Is.
The most eastern end of Japan
Minami-Torishima Is.
The most southern end of Japan
Oki-no-Tori Shima Is.
PHILIPPINE SEA

This map is compiled from 1:5,000,000 Japan and Its Surroundings (2015 Revised).
"Sea of Japan" is referred to as "Japan Sea" in the "Limits of Oceans and Seas" (S-23), published by the International Hydrographic Organization.

Geospatial Information Authority of Japan
Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

THE ECONOMY

The Japanese Economy

Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and the non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, causing the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. After February 2008, Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level.

On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake (“Earthquake”) struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan’s auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to support reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, rebuilding of facilities and disaster assistance loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing the Contingency Reserve for Recovery from the Great East Japan Earthquake. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support to people affected by the disaster and reconstruction of public utilities and facilities. On February 8,

2012, the Japanese government approved the fourth supplementary budget including the establishment of a government guaranteed ¥500 billion credit facility in response to the so-called ‘‘Overlapping Debt Problem’’, whereby the burden of existing debt makes it difficult to raise funds for victims of the Earthquake. Thereafter, the Japanese government approved budgets of approximately ¥4 trillion for JFY 2012, ¥5 trillion for JFY 2013 and ¥4 trillion for JFY 2014 to finance reconstruction efforts.

The Earthquake and the nuclear disaster in Fukushima were followed by severe flooding that occurred at the end of July 2012 in Thailand, Japan’s sixth largest trading country in export and ninth in import. The suspended operations of the local factories in Thailand suppressed Japan’s Thailand bound exports of goods including intermediary materials for cars and electronics and thereby adversely affected the Japanese economy.

Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy, which posted negative growth for the first quarter. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation in yen, the reduced external demand due to the Thai flooding (as described above) and deceleration in the world economy stemming from the European sovereign debt crisis kept such recovery to a modest level.

In December 2012, the Cabinet Office of the Government of Japan announced “Abenomics” (named after the incumbent Prime Minister Shinzo Abe), an economic strategy of pursuing an expansionary monetary policy, a flexible fiscal policy and an economic growth agenda that promotes private investment, with the goal of achieving GDP growth and job creation. Pursuant to this strategy, specific measures to be implemented include accelerating reconstruction efforts in areas damaged by the Great East Japan Earthquake, increasing stimulus spending and subsidies aimed at strategically important sectors and utilizing a more flexible approach to economic and fiscal management.

Additionally, in January 2013, the Government of Japan and the Bank of Japan issued a joint statement announcing measures to overcome deflation and achieve sustainable economic growth with price stability in order to establish a sustainable fiscal structure and sound fiscal management. In March 2013, Mr. Haruhiko Kuroda, former President of the Asian Development Bank, was appointed as governor of the Bank of Japan. In April 2013, the Bank of Japan announced its new quantitative and qualitative monetary easing policy, under which the Bank of Japan is aiming to achieve a price stability target of 2% in terms of the year-on-year rate of change in the consumer price index at the earliest possible time, with a time horizon of about two years. The real GDP marked an increase of 1.3% during JFY 2015, with the nominal GDP posting a positive growth by 2.8%. As of December 2016, the Cabinet Office of the Government of Japan expected the Japanese economy to recover moderately during JFY 2016, posting real GDP growth of 1.3% and the nominal GDP growth of 1.5%. The Japanese Diet has passed comprehensive social security and tax reform, including an increase in the consumption tax rate from 5% to 8% in 2014, and from 8% to 10% in 2015, subject to certain conditions. Accordingly, the consumption tax rate was increased to 8% in April 2014. However, the planned increase in the consumption tax rate from 8% to 10% has been postponed to October 2019. In addition, the effective corporate tax rate was reduced from 34.62% to 32.11% for JFY 2015 and it was further reduced to 29.97% for JFY 2016.

In April 2016, a series of strong earthquakes struck the Kumamoto area, including the strongest earthquake to strike Japan since 2011, causing the gross regional product (GRP) of the Kyushu region to decline. The earthquakes raised concerns about the possible impact on the distribution of agricultural products and the supply of electronic parts.

The Japanese economy faces certain challenges. Challenges for the Japanese economy include, as further described herein, an increased dependence on LNG and other energy imports as a result of the nuclear accident at the Fukushima Daiichi Nuclear Plant and suspension of operations at other nuclear power plants and, over the long term, demographic challenges, such as an aging workforce and population decrease, and the high levels of public debt and associated debt servicing payments.

In addition, Japan’s economy continues to face challenges due to uncertainty about the economic prospects of China and other emerging countries, as well as the impact of the transition to a new presidential administration in the United States since January 2017. The Japanese economy is also exposed to uncertainty in geopolitical conditions, including concerns over North Korea’s nuclear weapons program and continued instability in the Middle East.

Summary of Key Economic Indicators

The following table sets forth information regarding certain of Japan’s key economic indicators for the periods indicated:

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015	JFY 2016
	(yen amounts in billions, except percentages)
Percentage Changes of GDP(a) from Previous Year
At Nominal Prices	-1.1%	0.2%	2.6%	2.0%	2.7%	1.2%
At Real Prices(b)	0.5	0.9	2.6	-0.5	1.2	1.3
Total Revenues of Consolidated General and Special Accounts(c)	¥263,616	¥266,025	¥271,710	¥247,464	¥247,917	¥263,116
Total Expenditures of Consolidated General and Special Accounts(c)	223,615	221,853	227,684	226,756	228,749	254,256
Surplus of Consolidated Revenues over Consolidated Expenditures(c)	40,001	44,173	44,026	20,708	19,167	8,861
Public Debt	758,202	785,723	823,367	851,097	880,335	—	(d)

(a)	Percentage changes of GDP is calculated using GDP based on the revised calculation methodology for GDP adopted in December 2016.
(b)	Real prices are based on calendar year 2011.
(c)	The data for JFY 2016 is the provisional results as of December 31, 2016.
(d)	As of the date of this Prospectus, the data for JFY 2016 is not available.

Source: Economic and Social Research Institute; Cabinet Office; and Ministry of Finance.

	2011		2012	2013	2014	2015	2016
	(yen or dollar amounts in billions, except percentages and index)
Unemployment Rate	4.6	%(a)	4.3%	4.0%	3.6%	3.4%	3.1%
Consumer Price Index(b)(c)	96.3		96.2	96.6	99.2	100.0	99.9
Annual Change	-0.3%		0.0%	0.4%	2.7%	0.8%	-0.1%
Corporate Goods Price Index(d)	101.5		100.6	101.9	105.1	102.7	99.2
Annual Change	1.5%		-0.9%	1.3%	3.2%	-2.3%	-3.4
Current Account regarding Balance of Payments	¥10,401		¥4,764	¥4,457	¥3,922	¥16,235	¥20,342
Official Foreign Exchange Reserves	$1,296		$1,268	$1,267	$1,261	$1,233	$1,217

(a)	The unemployment rate for CY 2011 is based on an estimate with respect to Iwate, Miyagi and Fukushima Prefectures.
(b)	Calendar year 2015=100.
(c)	Indices are calculated using the monthly averages.
(d)	Calendar year 2010=100.

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”; Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications; Domestic Corporate Goods Price Index, Bank of Japan; and Ministry of Finance.

Gross Domestic Product and National Income

In December 2016, the methodology of calculating Japan’s GDP was revised to implement the System of National Accounts 2008 (2008 SNA), the latest version of the international statistics standard for the national accounts adopted by the United Nations Statistical Commission, as well as other changes including revising the benchmark year for real prices from 2005 to 2011. Revised GDP figures based on this methodology were published for prior years from JFY 1994. The GDP figures set forth in the tables below reflect this revised methodology.

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2012 through JFY 2016. As a general matter, with respect to the private sector, companies were shipping their existing inventories pursuant to conservative production plans until the beginning of calendar year 2014. However, after the increase in the consumption tax rate in April 2014, recovery in demand has been delayed, causing increases in inventory and inhibiting production. As a result, there were fluctuations in “Additions to Business Inventories—Private Sectors” during the relevant period.

Gross Domestic Product(a)

	JFY 2012	JFY 2013	JFY 2014	JFY 2015	JFY 2016	Percentage of JFY 2016 GDP
	(yen amounts in billions)
Total Consumption
Private sectors	¥291,164	¥300,002	¥298,412	¥299,843	¥300,740	55.9%
Public sectors	100,358	101,847	104,258	106,026	106,219	19.7

	391,523	401,849	402,670	405,870	406,959	75.6
Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	71,834	77,426	80,299	81,150	82,418	15.3
Residential Construction	14,915	16,627	15,518	15,930	16,915	3.1
Public sectors	24,398	26,896	27,116	26,724	25,799	4.8

	111,148	120,949	122,933	123,804	125,132	23.3
Additions to Business Inventories
Private sectors	742	(1,597)	741	2,478	760	0.1
Public sectors	19	39	77	18	14	0.0

	761	(1,558)	818	2,496	774	0.1
Net Exports of Goods and Services	(8,757)	(13,838)	(8,714)	(402)	5,122	1.0

Nominal Gross Domestic Expenditures	¥494,674	¥507,401	¥517,706	¥531,768	¥537,986	100.0%

Real Gross Domestic Expenditures(b)	¥499,634	¥512,652	¥510,254	¥516,587	¥523,463

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	19,025	24,710	28,204	30,301	27,961
Less: Imports of Goods and Services and Other Payments Abroad	(5,315)	(7,260)	(9,024)	(10,001)	(10,843)

	13,710	17,450	19,181	20,300	17,118

Gross National Income	¥508,385	¥524,851	¥536,887	¥552,068	¥555,104
Percentage Changes of GDP from Previous Year
At Nominal Prices	0.2%	2.6%	2.0%	2.7%	1.2%
At Real Prices(b)	0.9	2.6	-0.5	1.2	1.3
Deflator(c)	-0.8	-0.0	2.5	1.5	-0.2

(a)	GDP financial data are subject to change.
(b)	Real prices are based on calendar year 2011.
(c)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended March 31, 2017.

	Quarterly Gross Domestic Product(a)
	2015			2016				2017
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(yen amounts in billions)
Nominal Gross Domestic Expenditures(b)	¥529,604	¥531,952	¥530,504	¥535,307	¥536,613	¥536,958	¥539,180	¥539,016

Real Gross Domestic Expenditures(b)(c)	¥515,898	¥516,717	¥515,425	¥518,708	¥520,909	¥522,174	¥523,967	¥526,779

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	0.3%	0.4%	-0.3%	0.9%	0.2%	0.1%	0.4%	-0.0%
At Real Prices(c)(d)	-0.1	0.2	-0.3	0.6	0.4	0.2	0.3	0.5
Deflator(d)(e)	0.4	0.3	-0.0	0.3	-0.2	-0.2	0.1	-0.6

(a)	Quarterly GDP financial data are subject to change.
(b)	Numbers are based on seasonally-adjusted GDP figures.
(c)	Real prices are based on calendar year 2011.
(d)	Percentage changes are based on seasonally-adjusted GDP figures.
(e)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office.

Per Capita Gross Domestic Product

The following table indicates per capita gross domestic product for the last five years:

	Per Capita GDP
Fiscal Year	Amount (in thousands of yen)	Year-on-year change (%)
2011	3,866	(0.8)
2012	3,880	0.4
2013	3,986	2.7
2014	4,076	2.3
2015	4,191	2.8

National Income

The following table sets forth national income for calendar year 2011 through calendar year 2015.

	National Income
	2011	2012	2013	2014	2015
	(yen amounts in billions)
Domestic Factor Income	¥342,445	¥346,958	¥354,283	¥356,732	¥367,349
Net Income from Abroad	13,920	13,258	16,892	18,581	20,078

National Income at Factor Cost	¥356,365	¥360,216	¥371,175	¥375,313	¥387,427

Percentage Changes of Income at Factor Cost from Previous Year	-1.7%	1.1%	3.0%	1.1%	3.2%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2011 through calendar year 2015.

GDP by Industrial Sectors (at nominal prices)

	2011	2012	2013	2014	2015
Agriculture, Forestry and Fishing	1.1%	1.1%	1.1%	1.1%	1.1%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	19.7	19.7	19.4	19.7	20.4
Electricity, Gas and Water Supply and Waste Management Service	2.2	2.0	2.1	2.3	2.7
Construction	4.9	4.9	5.3	5.5	5.5
Wholesale and Retail Trade	14.4	14.7	14.8	14.2	13.9
Transport and Postal Services	5.0	5.1	5.0	5.2	5.1
Accommodation and Food Service Activities	2.5	2.4	2.5	2.5	2.5
Information and Communications	5.2	5.1	5.1	5.1	5.0
Finance and Insurance	4.7	4.5	4.6	4.4	4.4
Real Estate	12.1	12.0	11.9	11.7	11.4
Professional, Scientific and Technical Activities	7.3	7.2	7.3	7.2	7.3
Public Administration	5.4	5.3	5.1	5.1	5.0
Education	3.8	3.7	3.7	3.7	3.6
Human Health and Social Work Activities	6.6	6.9	6.9	6.7	6.8
Other Service Activities	4.7	4.7	4.5	4.5	4.4

Total	99.5%	99.5%	99.4%	99.1%	99.1%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2011 through JFY 2015.

JFY	Total Primary Energy Supplied (peta-joules)	Sources of Primary Energy Supplied(a)
		Oil	Coal	Nuclear	Natural Gas	Other
2011	22,047	42.8%	21.9%	4.1%	23.3%	7.9%
2012	21,721	44.1	23.3	0.7	24.5	7.4
2013(b)	21,980	42.7	25.1	0.4	24.2	7.6
2014(b)	21,119	41.5	25.2	0.0	25.2	8.1
2015(b)	20,934	41.0	25.9	0.4	24.3	8.5

(a)	Figures represent the proportion of each source as a share of the domestic primary energy supplied. Domestic primary energy supplied is total primary energy supplied less exports and inventory adjustments.
(b)	Standard heating value by energy source, which is used to create total primary energy supplied statistics, is revised every five years. Figures for JFY 2013 through JFY 2015 represent the revised standard heating value by energy source.

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

Since JFY 2011, largely due to the effects of the Earthquake, the import of oil and natural gas as alternatives to nuclear energy increased significantly as the demand increased for power generation at thermal power stations. In JFY 2014, nuclear power facilities were not in operation and did not contribute to electric power generation during the fiscal year. See “Foreign Trade and Balance of Payments—Foreign Trade”.

The table below sets forth information regarding crude oil imports for JFY 2012 through JFY 2016.

	JFY 2012	JFY 2013	JFY 2014	JFY 2015	JFY 2016(a)
Volume of imports (thousand kilo-liters per day)	578	587	530	546	521
Cost of imports (c.i.f. in billions of yen)	¥12,526	¥14,826	¥11,860	¥7,372	¥6,180
Average price (c.i.f. in yen kilo-liters)	¥59,357	¥69,224	¥61,279	¥37,007	¥32,514

(a)	Figures for JFY 2016 are based on provisional information released by the Customs and Tariff Bureau, Ministry of Finance on April 27, 2017 and are subject to change.

Source: Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. In recent years, as the demand for oil in emerging economies such as China and India has expanded and the geopolitical tension in the Middle East worsened, crude oil prices increased significantly. In 2015, oil prices decreased due to oversupply from OPEC countries and the economic downturn in China and Europe.

Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.

The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2011 through JFY 2015.

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015
	(megawatts)
Electric power generating capacity(a)
Fossil Fuel	185,309	188,904	191,258	193,356	190,805
Nuclear	48,960	46,148	44,264	44,264	42,048
Hydro-electric	48,419	48,934	48,932	49,597	50,035
Other	3,041	3,341	4,717	7,343	8,949

Total	285,729	287,327	289,171	294,560	291,836

	(gigawatt-hours)
Electric power generation:
Fossil Fuel	906,946	986,758	987,345	955,352		908,779
Nuclear	101,761	15,939	9,303	—	(b)	9,437
Hydro-electric	91,709	83,645	84,885	86,942		91,383
Other	7,412	7,607	8,949	11,423		14,580

Total	1,107,829	1,093,950	1,090,482	1,053,717		1,024,179

(a)	At the end of fiscal year—March 31
(b)	No nuclear plants in Japan were in operation during JFY 2014, therefore the amount was zero.

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

Price Indices

The table below sets forth information concerning changes in Japan’s Corporate Goods and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2012	100.6	-0.9	96.2	0.0
2013	101.9	1.3	96.6	0.4
2014	105.1	3.2	99.2	2.7
2015	102.7	-2.3	100.0	0.8
2016	99.2	-3.4	99.9	-0.1

(a)	All commodities. Calendar year 2010=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.
(b)	General index. Calendar year 2015=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.
(c)	Indices are calculated using the monthly averages.

Labor

The number of employees was on an upward trend from 2004 to 2007, decreased from 2008 to 2012 and was on an upward trend from 2013 to 2016. In 2015, the average employment was estimated at 64.0 million, of which 24.1% were employed in mining, manufacturing and construction, 3.6% were employed in agriculture, forestry and fisheries, and 72.3% in services and other sectors. In 2016, the average employment was estimated at 64.7 million, of which 23.9% were employed in mining, manufacturing and construction, 3.4% were employed in agriculture, forestry and fisheries, and 72.7% were employed in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2009, but has gradually decreased since the end of 2009. It ranged between 3.2% and 3.5% during 2015. (Note: Due to the impact of the Great East Japan Earthquake, it has become difficult to conduct a labor search in the following prefectures: Iwate, Miyagi and Fukushima. For this reason, the nationwide unemployment rate for the period between March 2011 and August 2011 does not account for these three prefectures.) The seasonally adjusted unemployment rate was 3.1% for November and 3.1% for December in 2016 and 3.0% for January, 2.8% for February and 2.8% for March in 2017, the most recent five months for which statistics are available.

The following table indicates unemployment statistics for Japan for each of the last five years for which data is available:

Calendar Year	Unemployment Rate (%)
2012	4.3
2013	4.0
2014	3.6
2015	3.4
2016	3.1

(Note) From the Ministry of Internal Affairs and Communications “Labor Force Survey”.

The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)		Industrial Production Index(b)
Calendar Year	Index(c)	Annual % Change	Index	Annual % Change
2011	99.8	-0.2	97.2	-2.8
2012	98.9	-0.9	97.8	0.6
2013	98.5	-0.4	97.0	-0.8
2014	98.9	0.4	99.0	2.1
2015	99.0	0.1	97.8	-1.2
2016	99.5	0.5	97.6	-0.2

(a)	Calendar year 2010=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.
(b)	Calendar year 2010=100. Source: Ministry of Economy, Trade and Industry.
(c)	Indices are calculated using the monthly averages.

The following table shows selected employment information by industry.

	2012	2013	2014	2015	2016
	(all figures in percentages, except as indicated)
Labor Force (in thousands of persons)	62,800	63,260	63,710	64,010	64,650
Employment by Industry:
Agriculture, forestry and fisheries	3.84%	3.70%	3.63%	3.58%	3.45%
Mining, manufacturing and construction	24.51	24.41	24.38	24.12	23.87
Services and other sectors	71.66	71.89	72.00	72.30	72.68

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The following table shows employment rate by age and gender.

	2012	2013	2014	2015	2016
	(all figures in percentages, except as indicated)
Total	56.5%	56.9%	57.3%	57.6%	58.1%
Employment rate by age:
15 – 64 years old	70.6	71.7	72.7	73.3	74.3
15 – 24 years old	38.5	39.7	40.3	40.7	42.4
25 – 34 years old	79.4	80.2	81.0	81.2	82.5
35 – 44 years old	79.8	80.9	81.8	82.4	82.7
45 – 54 years old	82.3	82.9	83.3	83.8	84.6
55 – 64 years old	65.4	66.8	68.7	70.0	71.4
55 – 59 years old	75.4	76.8	78.1	78.7	79.9
60 – 64 years old	57.7	58.9	60.7	62.2	63.6
65 and over	19.5	20.1	20.8	21.7	22.3
65 – 69 years old	37.1	38.7	40.1	41.5	42.8
70 – 74 years old	23.0	23.3	24.0	24.9	25.0
75 and over	8.4	8.2	8.1	8.3	8.7
25 – 44 years old	79.6	80.6	81.5	81.9	82.6
Employment rate by gender:
Male	67.5	67.5	67.7	67.8	68.1
Female	46.2	47.1	47.6	48.0	48.9
Source: Ministry of Internal Affairs and Communications “Labor Force Survey”. The following table shows employment data by type of employment.
	2012	2013	2014	2015	2016
	(in thousands of persons)
Employee (except for executive of company or corporation)	51,540	52,100	52,490	52,930	53,810
Regular employee	33,400	33,020	32,870	33,130	33,640
Non-regular employee	18,130	19,060	19,620	19,800	20,160

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

Aging Workforce and Population Decrease

One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Aging and population decrease placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. Aging and population decrease have an impact not only on the macro growth rate but also on spending patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country’s economic structure.

The impact of the aging and shrinking population on Japan’s fiscal structure looms as a long-term risk. Social security benefit payments under the current system will increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits is expected to increase. Aging and population decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan’s regional economies.

The following table indicates the age distribution of Japan’s population:

Population and Percentage distribution by Age (5-Year Age Group)

Age groups	Both sex
	2005*	2013	2014	2015	2016
	Population (in thousands of persons)
Total	127,768	127,298	127,083	127,095	126,933

0 – 4 years old	5,599	5,239	5,213	5,006	4,963
5 – 9	5,950	5,361	5,307	5,319	5,303
10 – 14	6,036	5,790	5,713	5,620	5,514
15 – 19	6,593	6,047	6,005	6,054	6,040
20 – 24	7,381	6,205	6,203	6,091	6,150

25 – 29	8,314	6,869	6,678	6,532	6,393
30 – 34	9,795	7,623	7,466	7,396	7,257
35 – 39	8,772	9,060	8,670	8,417	8,117
40 – 44	8,113	9,667	9,793	9,847	9,713
45 – 49	7,755	8,406	8,608	8,766	9,282

50 – 54	8,828	7,734	7,791	8,024	7,904
55 – 59	10,294	7,731	7,654	7,601	7,546
60 – 64	8,577	9,666	8,980	8,552	8,160
65 – 69	7,460	8,699	9,154	9,759	10,275
70 – 74	6,661	7,596	7,928	7,787	7,408

75 – 79	5,280	6,302	6,269	6,354	6,526
80 – 84	3,423	4,762	4,869	5,026	5,181
85 – 89	1,855	2,926	3,063	3,156	3,275
90 – 94	843	1,216	1,305	1,363	1,479
95 – 99	212	343	352	362	383

100 and over	25	55	60	62	66

Regrouped
0 – 14 years old	17,585	16,390	16,233	15,945	15,780
15 – 64	84,422	79,010	77,850	77,282	76,562
65 and over	25,761	31,898	33,000	33,868	34,591
65 – 74 years old	14,122	16,295	17,082	17,546	17,683
75 and over	11,639	15,603	15,917	16,322	16,908

Total	100.00	100.00	100.00	100.00	100.00

0 – 4 years old	4.38	4.12	4.10	3.94	3.91
5 – 9	4.66	4.21	4.18	4.19	4.18
10 – 14	4.72	4.55	4.50	4.42	4.34
15 – 19	5.16	4.75	4.73	4.76	4.76
20 – 24	5.78	4.87	4.88	4.79	4.85

25 – 29	6.51	5.40	5.25	5.14	5.04
30 – 34	7.67	5.99	5.88	5.82	5.72
35 – 39	6.87	7.12	6.82	6.62	6.39
40 – 44	6.35	7.59	7.71	7.75	7.65
45 – 49	6.07	6.60	6.77	6.90	7.31

Age groups	Both sex
	2005*	2013	2014	2015	2016
	Population (in thousands of persons)
50 – 54	6.91	6.08	6.13	6.31	6.23
55 – 59	8.06	6.07	6.02	5.98	5.94
60 – 64	6.71	7.59	7.07	6.73	6.43
65 – 69	5.84	6.83	7.20	7.68	8.09
70 – 74	5.21	5.97	6.24	6.13	5.84

75 – 79	4.13	4.95	4.93	5.00	5.14
80 – 84	2.68	3.74	3.83	3.95	4.08
85 – 89	1.45	2.30	2.41	2.48	2.58
90 – 94	0.66	0.96	1.03	1.07	1.17
95 – 99	0.17	0.27	0.28	0.28	0.30

100 and over	0.02	0.04	0.05	0.05	0.05

Regrouped
0 – 14 years old	13.76	12.88	12.77	12.55	12.43
15 – 64	66.07	62.07	61.26	60.81	60.32
65 and over	20.16	25.06	25.97	26.65	27.25
65 – 74 years old	11.05	12.80	13.44	13.81	13.93
75 and over	9.11	12.26	12.53	12.84	13.32

(Note) * Statistics Bureau, Ministry of Internal Affairs and Communications, “Population Census”. (Unknown age population is included after being prorated to each age population.)

If the population of Japan continues to decrease, it may have a material adverse impact on Japan’s overall socioeconomics in the future, including with respect to economic scale, standard of living and sustainability of the social security system.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Japan is one of the leading trading nations of the world, ranking fourth to China, United States and Germany in merchandise exports and ranking fourth to the United States, China and Germany in merchandise imports among the IMF member countries in 2015.

The trade deficit slightly increased from ¥2,565 billion in 2011 to ¥2,792 billion in 2015 despite an increase in exports for three consecutive years, meaning that Japan has had a trade deficit for five consecutive years. The primary reasons for the trade deficit include increased imports of oil and natural gas as alternatives to nuclear energy. Imports of fossil fuels increased as the demand increased for power generation at thermal power stations after the nuclear accident at the Fukushima Daiichi Nuclear Plant caused suspension of operations at other nuclear plants, resulting in reduced energy supply. Due to increased imports of fossil fuels, Japan’s trade balance in 2011 turned to a deficit for the first time in 31 years. In 2012, the trade deficit expanded and it hit a record high in 2014. In 2015, it decreased substantially again and back to the level of 2011. In 2016, the drop in total amount of imports was larger than the drop in total amount of exports, and as a result, Japan had a trade surplus of ¥3,994 billion, reversing a trend of five consecutive years of trade deficits since 2011. In 2017, total amount of exports is expected to increase 2.0% compared to 2016 in connection with mild recovery of the world economy and stabilized exchange rates, and total amount of imports is expected to increase 2.5% compared to 2016 due to recovery of internal demand and prices of resources.

The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index(a)		Quantum Index(a)		Unit Value(a) Index		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2012	94.6	116.3	91.6	105.0	103.3	110.8	93.2
2013	103.5	133.7	90.2	105.3	114.8	127.0	90.4
2014	108.4	141.4	90.7	106.0	119.6	133.4	89.7
2015	112.2	129.0	89.8	103.0	125.0	125.3	99.8
2016	103.9	108.7	90.0	102.6	115.5	105.9	109.1

(a)	Calendar year 2010=100.
(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2012		2013		2014		2015		2016
	(yen amounts in billions)
JAPAN’S EXPORTS
Textile Products	¥790	1.2%	¥869	1.2%	¥928	1.3%	¥985	1.3%	¥863	1.2%
Metals and Metal Products	5,805	9.1	6,352	9.1	6,598	9.0	6,315	8.4	5,219	7.5
Machinery and Equipment:
Ships	1,716	2.7	1,452	2.1	1,299	1.8	1,334	1.8	1,325	1.9
Motor Vehicles	9,225	14.5	10,413	14.9	10,919	14.9	12,046	15.9	11,333	16.2
TV and Radio Receivers	104	0.2	111	0.2	128	0.2	142	0.2	120	0.2
Motorcycles	249	0.4	277	0.4	316	0.4	294	0.4	261	0.4
Scientific and Optical Instruments	2,085	3.3	2,223	3.2	2,436	3.3	2,376	3.1	2,046	2.9
Other(a)	28,053	44.0	29,594	42.4	31,227	42.7	32,155	42.5	30,336	43.3

Total Machinery and Equipment	41,432	65.0	44,069	63.2	46,327	63.4	48,347	63.9	45,421	64.9
Chemicals	6,365	10.0	7,507	10.8	7,818	10.7	7,759	10.3	7,123	10.2
Foods and Beverages	355	0.6	436	0.6	482	0.7	599	0.8	607	0.9
Other Exports(b)	9,001	14.1	10,540	15.1	10,941	15.0	11,609	15.4	10,802	15.4

Grand Total	¥63,748	100.0%	¥69,774	100.0%	¥73,093	100.0%	¥75,614	100.0%	¥70,036	100.0%

JAPAN’S IMPORTS
Foods and Beverages	5,852	8.3%	6,473	8.0%	6,732	7.8%	7,002	8.9%	6,363	9.6%
Raw Materials	4,768	6.7	5,358	6.6	5,590	6.5	4,853	6.2	4,012	6.1
Chemicals	5,926	8.4	6,464	8.0	6,864	8.0	7,748	9.9	7,111	10.8
Mineral Fuels:
Petroleum	12,247	17.3	14,245	17.5	13,873	16.1	8,185	10.4	5,532	8.4
Coal	2,321	3.3	2,307	2.8	2,086	2.4	1,974	2.5	1,665	2.5
Other(c)	9,520	13.5	10,892	13.4	11,734	13.7	8,059	10.3	4,855	7.4

Total Mineral Fuel	24,088	34.1	27,444	33.8	27,692	32.2	18,218	23.2	12,052	18.3
Machinery and Equipment	17,334	24.5	20,817	25.6	23,249	27.1	24,274	31.0	22,131	33.5
Other Imports(d)	12,721	18.0	14,687	18.1	15,782	18.4	16,310	20.8	14,373	21.8

Grand Total	¥70,689	100.0%	¥81,243	100.0%	¥85,909	100.0%	¥78,406	100.0%	¥66,042	100.0%

(a)	This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.
(b)	This category includes raw materials, mineral fuels and vehicle parts.
(c)	This category includes liquid natural gas and petroleum products.
(d)	This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2012		2013		2014		2015		2016
	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	34,855	54.7%	37,867	54.3%	39,518	54.1%	40,329	53.3%	37,107	53.0%
China	11,509	18.1	12,625	18.1	13,381	18.3	13,223	17.5	12,361	17.7
(Asia NIES)	13,720	21.5	15,271	21.9	15,952	21.8	16,438	21.7	15,094	21.6
(ASEAN)	10,328	16.2	10,828	15.5	11,080	15.2	11,495	15.2	10,378	14.8
Oceania	1,837	2.9	2,029	2.9	1,958	2.7	2,099	2.8	2,010	2.9
Australia	1,471	2.3	1,656	2.4	1,501	2.1	1,555	2.1	1,532	2.2
North America	12,007	18.8	13,776	19.7	14,495	19.8	16,161	21.4	15,029	21.5
U.S.A.	11,188	17.6	12,928	18.5	13,649	18.7	15,225	20.1	14,143	20.2
Canada	819	1.3	848	1.2	846	1.2	936	1.2	886	1.3
Central and South America	3,435	5.4	3,560	5.1	3,563	4.9	3,375	4.5	3,002	4.3
Western Europe	6,684	10.5	7,140	10.2	7,745	10.6	8,102	10.7	8,179	11.7
EU	6,501	10.2	7,000	10.0	7,585	10.4	7,985	10.6	7,982	11.4
Central and Eastern Europe, Russia etc.	1,635	2.6	1,810	2.6	1,720	2.4	1,346	1.8	1,286	1.8
Russia	1,005	1.6	1,069	1.5	972	1.3	618	0.8	555	0.8
Middle East	2,262	3.5	2,478	3.6	2,988	4.1	3,167	4.2	2,585	3.7
Africa	1,032	1.6	1,115	1.6	1,107	1.5	1,036	1.4	839	1.2

Grand Total	¥63,748	100.0%	¥69,774	100.0%	¥73,093	100.0%	¥75,614	100.0%	¥70,036	100.0%

JAPAN’S IMPORTS
Asia	31,306	44.3%	35,972	44.3%	38,618	45.0%	38,358	48.9%	33,199	50.3%
China	15,039	21.3	17,660	21.7	19,176	22.3	19,429	24.8	17,019	25.8
(Asia NIES)	5,975	8.5	6,692	8.2	7,109	8.3	7,245	9.2	6,241	9.4
(ASEAN)	10,306	14.6	11,486	14.1	12,252	14.3	11,843	15.1	10,047	15.2
Oceania	4,901	6.9	5,376	6.6	5,706	6.6	4,887	6.2	3,843	5.8
Australia	4,504	6.4	4,977	6.1	5,090	5.9	4,210	5.4	3,321	5.0
North America	7,103	10.0	7,993	9.8	8,741	10.2	9,178	11.7	8,331	12.6
U.S.A.	6,082	8.6	6,815	8.4	7,543	8.8	8,060	10.3	7,322	11.1
Canada	1,012	1.4	1,170	1.4	1,190	1.4	1,109	1.4	1,003	1.5
Central and South America	2,821	4.0	3,293	4.1	3,196	3.7	3,075	3.9	2,726	4.1
Western Europe	7,246	10.2	8,266	10.2	8,855	10.3	9,347	11.9	8,777	13.3
EU	6,642	9.4	7,649	9.4	8,169	9.5	8,625	11.0	8,152	12.3
Central and Eastern Europe, Russia etc.	2,074	2.9	2,811	3.5	3,183	3.7	2,593	3.3	1,868	2.8
Russia	1,660	2.3	2,308	2.8	2,619	3.0	1,905	2.4	1,227	1.9
Middle East	13,542	19.2	15,667	19.3	15,826	18.4	9,571	12.2	6,501	9.8
Africa	1,696	2.4	1,864	2.3	1,783	2.1	1,395	1.8	798	1.2

Grand Total	¥70,689	100.0%	¥81,243	100.0%	¥85,909	100.0%	¥78,406	100.0%	¥66,042	100.0%

Source: Press Release dated March 13, 2017, Ministry of Finance.

Balance of Payments

In 2011, the Current Account surplus significantly decreased to ¥10,401 billion due to a substantial decrease in the Trade Balance. In 2012, the Current Account surplus continued to significantly decrease to ¥4,764 billion due to a substantial decrease in the Trade Balance. In 2013, the trade deficit continued to expand and the Current Account surplus decreased to ¥4,457 billion. In 2014, the trade deficit hit a record high and the Current Account surplus continued to decrease to ¥3,881 billion. In 2015, the trade deficit significantly improved, and Current Account surplus increased to ¥16,413 billion.

In October 2013, Ministry of Finance and Bank of Japan announced that they will revise balance of payments statistics, to be based on IMF Balance of Payments Manual, 6th Edition, starting with transactions in January 2014. The information below reflects the updated statistics.

Balance of Payments of Japan

	2012	2013	2014	2015	2016
	(in billions of yen)
Current Account	¥4,764	¥4,457	¥3,922	¥16,235	¥20,342
Balance on Goods and Services	-8,083	-12,252	-13,499	-2,817	4,377
Trade Balance	-4,272	-8,773	-10,465	-886	5,525
Exports (f.o.b.)	61,957	67,829	74,075	75,274	68,980
Imports (f.o.b.)	66,229	76,602	84,540	76,160	63,455
Services	-3,811	-3,479	-3,034	-1,931	-1,148
Primary Income(b)	13,991	17,698	19,415	21,019	18,101
Secondary Income(c)	-1,145	-989	-1,995	-1,967	-2,136
Capital Account	-80	-744	-209	-271	-743
Financial Account	4,193	-409	6,278	21,592	28,699
Assets	8,452	8,526	2,393	33,425	10,498
Liabilities	4,260	8,935	-3,885	11,833	-18,201
Net Errors and Omissions	-491	-4,122	2,566	5,628	9,100

(a)	Positive figures (+) show increases in net assets, negative figures (-) show decreases in net assets in “Financial Account”.
(b)	Primary Income mainly shows balance of payments of interests and dividends from external financial credits and debts and includes such items as receipt and payment of dividends and interests between parent companies and their subsidiaries, receipt and payment of stock dividends and bond interests, and receipt and payment of interests related to loans, borrowings, and deposits.
(c)	Secondary Income shows balance of payments of provision of assets unaccompanied by consideration between residents and non-residents and includes such items as receipt and payment of financial support, donations, and gifts by the government or by the people.

Source: Balance of Payments, Ministry of Finance.

Official Foreign Exchange Reserves(a)

As of December 31,	Gold(b)	Foreign Exchange	IMF Reserve Position	Special Drawing Rights	Total
	(in millions of dollars)
2012	$40,939	$1,193,077	$13,697	$19,911	$1,268,125
2013	29,560	1,202,443	14,202	20,129	1,266,815
2014	29,504	1,199,651	11,993	18,895	1,260,548
2015	26,134	1,179,004	9,531	18,048	1,233,214
2016	28,516	1,157,790	12,019	18,087	1,216,903

(a)	The foreign exchange reserves, which are officially recorded in U.S. dollars by the Ministry of Finance, do not include: (i) net balance of bilateral accounts between the Bank of Japan and foreign central banks, and (ii) foreign exchange holdings of commercial banks.

(b)	Until 1999, gold was valued at SDR 35 per ounce. Since 2000, the valuation of gold has been changed to reflect marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar against the yen in the Tokyo foreign exchange market for the years indicated.

	2012	2013	2014	2015	2016
Average (Central Rate)	¥79.79	¥97.71	¥105.79	¥121.09	¥108.77
High	86.63	105.41	121.86	125.66	121.49
Low	76.11	86.83	100.76	115.85	99.00

Source: Status of Transactions on Tokyo Foreign Exchange Market, Bank of Japan.

Foreign Direct Investment

The following table sets forth information regarding annual foreign direct investment in Japan and annual foreign direct investment abroad for the periods indicated.

Foreign direct investment in Japan (by industry)

	2012	2013	2014	2015	2016
	(in billions of yen)
Manufacturing (total)(a)	¥425.6	¥237.7	¥446.0	¥361.2	¥813.1
Food	10.9	-21.5	126.0	91.5	44.4
Textile	1.8	0.6	3.4	11.9	1.1
Lumber and pulp	-0.1	0.9	2.0	2.3	2.1
Chemicals and pharmaceuticals	122.4	-32.8	-32.1	133.3	-54.8
Petroleum	63.7	-4.7	-73.9	-9.3	-201.3
Rubber and leather	3.7	1.0	-10.6	0.0	0.1
Glass and ceramics	20.6	87.5	10.7	18.7	-0.2
Iron, non-ferrous, and metals	-0.4	5.1	11.0	-7.7	5.1
General machinery	11.4	12.8	65.5	53.1	146.5
Electric machinery	201.2	143.5	125.9	74.0	493.0
Transportation equipment	-11.0	21.0	138.0	-157.6	306.9
Precision machinery	3.1	-21.3	46.1	-1.2	-8.8
Non-manufacturing (total)(b)	-287.4	-12.9	828.4	39.3	425.9
Farming and forestry	-0.9	0.4	-0.3	0.7	0.7
Fishery and marine products	—	—	0.2	0.4	—
Mining	1.1	0.6	1.1	1.8	1.7
Construction	-2.7	-0.5	-1.6	5.8	10.2
Transportation	-0.4	21.0	-90.4	69.4	167.7
Communications	-6.7	-8.6	183.4	131.9	106.7
Wholesale and retail	-192.2	14.5	-259.0	-516.1	-558.3
Finance and insurance	-111.0	62.6	795.6	193.5	384.8
Real estate	23.4	24.3	23.8	-18.0	20.7
Services	-19.2	-164.9	36.8	40.6	162.0

Total	¥138.2	¥224.8	¥1,274.5	¥400.5	¥1,239.0

(a)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(b)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, Ministry of Finance.

Foreign direct investment in Japan (by region)

	2012	2013	2014	2015	2016
	(in billions of yen)
North America	¥-6.6	¥135.8	¥722.2	¥486.9	¥372.9
Asia	229.0	86.1	556.8	527.5	744.7
Europe	74.0	96.6	-178.9	-694.0	-36.8
Other regions	-158.2	-93.7	174.4	80.1	158.2

Total	¥138.2	¥224.8	¥1,274.5	¥400.5	¥1,239.0

Source: Outward / Inward Direct Investment, Ministry of Finance.

Foreign direct investment abroad (by industry)

	2012	2013	2014	2015	2016
	(in billions of yen)
Manufacturing (total)(a)	¥3,938.0	¥4,148.4	¥6,933.7	¥6,160.7	¥5,608.1
Food	188.8	361.1	1,992.2	443.2	480.2
Textile	74.2	46.4	130.3	47.1	168.9
Lumber and pulp	92.9	50.4	167.1	114.9	126.4
Chemicals and pharmaceuticals	518.4	564.6	692.1	1,052.5	645.9
Petroleum	39.2	79.5	53.9	-15.4	7.9
Rubber and leather	147.8	312.8	336.8	270.2	352.8
Glass and ceramics	152.9	201.1	196.5	174.5	36.0
Iron, non-ferrous, and metals	335.6	277.5	713.8	315.7	375.6
General machinery	640.3	378.3	771.1	1,035.6	860.6
Electric machinery	538.6	441.2	639.5	1,042.5	1,081.5
Transportation equipment	834.9	1,140.8	1,029.0	1,436.1	1,190.1
Precision machinery	258.0	157.3	73.5	99.6	128.9
Non-manufacturing (total)(b)	5,840.2	9,100.1	6,928.4	10,087.3	10,193.2
Farming and forestry	8.2	12.4	23.3	21.0	-15.3
Fishery and marine products	3.2	0.7	153.1	15.4	24.6
Mining	1,660.2	1,273.4	572.3	684.9	628.9
Construction	69.6	58.3	43.3	41.8	155.1
Transportation	69.7	148.2	166.8	966.8	255.3
Communications	578.3	2,316.7	820.6	1,283.7	1,501.7
Wholesale and retail	1,470.8	1,263.2	1,970.9	1,532.8	1,912.6
Finance and insurance	1,138.5	2,638.8	2,035.1	4,169.1	854.3
Real estate	197.6	305.9	161.9	452.5	555.7
Services	347.2	729.2	695.6	638.5	3,973.9

Total	¥9,778.2	¥13,248.5	¥13,862.2	¥16,248.1	¥15,801.4

(a)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.
(b)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, Ministry of Finance.

Foreign direct investment abroad (by region)

	2012	2013	2014	2015	2016
	(in billions of yen)
North America	¥2,862.9	¥4,573.0	¥5,415.4	¥5,976.7	¥5,597.5
Asia	2,677.8	3,977.5	4,492.5	4,027.4	1,175.9
Europe	2,474.8	3,159.6	2,410.2	4,024.5	5,773.0
Other regions	1,762.7	1,538.4	1,544.1	2,219.5	3,255.0

Total	¥9,778.2	¥13,248.5	¥13,862.2	¥16,248.1	¥15,801.4

Source: Outward / Inward Direct Investment, Ministry of Finance.

FINANCIAL SYSTEM

The Bank of Japan and Monetary Policy

The Bank of Japan (“BOJ”), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of December 31, 2016, the BOJ had total assets of ¥476,498 billion.

One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and through market operations, along with monetary policy decided at the BOJ Policy Board Meetings. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ implemented a quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced an exit from the quantitative easing policy and a return to monetary policy that targeted policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. From the fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program (APP) to purchase financial assets, including risk assets, as well as to provide loans. Since the APP’s introduction, the BOJ has repeatedly and significantly increased the maximum amount outstanding of the APP, from about 35 trillion yen to about 101 trillion yen at the end of 2013. Moreover, in February 2012, the BOJ decided to pursue powerful monetary easing by conducting its virtually zero interest rate policy and by implementing the APP, with the aim of achieving the goal of 1% in terms of the year-on-year rate of change in the consumer price index (CPI). In order to state clearly the shared understanding concerning the roles of the government and the BOJ, the BOJ decided to release “Measures Aimed at Overcoming Deflation” in October 2012. In January 2013, the BOJ introduced the “price stability target” of 2% in terms of the year-on-year rate of change in the CPI. The BOJ also introduced the “open-ended asset purchasing method”, aimed at achieving this target. It released a joint statement with the government to announce that in order to overcome deflation early and achieve sustainable economic growth with price stability, the government and the BOJ would strengthen their policy coordination and work together. Furthermore, in April 2013, the BOJ introduced a policy of “quantitative and qualitative monetary easing”, aimed at achieving this target at the earliest possible time. In order to do so, under this policy, the BOJ would enter a new phase of monetary easing both in terms of quantity and quality. The BOJ would double the monetary base in two years by conducting money market operations so that the monetary base would increase at an annual pace of about 60-70 trillion yen. The BOJ would also purchase Japanese government bonds (“JGBs”) so that their amount outstanding would increase at an annual pace of about 50 trillion yen, and the average remaining maturity of the BOJ’s JGB purchases would be extended from slightly less than three years at the time to about seven years, which was equivalent to the average maturity of the amount outstanding of JGBs issued. Additionally, the BOJ would purchase exchange-traded funds (“ETFs”) and Japan real estate investment trusts (“J-REITs”) so that their amounts outstanding would increase at an annual pace of 1 trillion yen and 30 billion yen, respectively. In October 2014, the BOJ expanded its quantitative and qualitative monetary easing measures to further increase its purchases of JGBs, ETFs and J-REITs to achieve an increase in its purchases of JGBs, ETFs and J-REITs at an annual pace of about 80 trillion yen, 3 trillion yen and 90 billion yen, respectively. In order to achieve 2% “price stability target,” in January 2016, the BOJ adopted “quantitative and qualitative monetary easing with a negative interest rate,” under which (i) a negative interest rate of minus 0.1% is applied to a part of BOJ accounts held by financial institutions1 (if judged necessary by the BOJ, the rate will be lowered even further), (ii) the BOJ will

[1]

More specifically, accounts held by financial institutions are divided into three levels referred to as “basic balance” (a positive interest rate of 0.1% is applied), “macro add-on balance” (a zero interest rate is applied), and “policy-rate balance” (a negative interest rate of minus 0.1% is applied). “ Policy-rate balance” is the balance in excess of “basic balance” and “macro add-on balance.”

conduct money market operations so that the monetary base will increase at an annual pace of about 80 trillion yen, and (iii) the BOJ will purchase assets as follows: (1) purchase JGBs so that their amount outstanding will increase at an annual pace of about 80 trillion yen, (2) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about 3 trillion yen (revised to 3.3 trillion yen and to 6 trillion yen in April 2016 and July 2016, respectively) and about 90 billion yen, respectively, and (3) maintain the amounts outstanding of commercial paper and corporate bonds at about 2.2 trillion yen and about 3.2 trillion yen, respectively. In September 2016, the BOJ announced a new framework for strengthening monetary easing by adopting a program of “quantitative and qualitative monetary easing with yield curve control”, or QQE with yield curve control, under which the BOJ (i) set guidelines for market operations that specify (1) a short-term policy interest rate (set at the minus 0.1% level adopted in January 2016) and (2) a target level of a long-term interest rate (target yield of the 10-year JGB set at around 0%, to be facilitated through continued BOJ purchases of JGBs) and (ii) introduced new tools of market operations so as to control the yield curve smoothly, consisting of (1) outright purchases of JGBs with yields designated by the BOJ and (2) fixed-rate funds-supplying operations for a period of up to ten years. With regard to asset purchase except for JGB purchases, the BOJ also set the following guidelines: (i) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about 6 trillion yen and about 90 billion yen, respectively, and (ii) maintain the amounts outstanding of commercial paper and corporate bonds at about 2.2 trillion yen and 3.2 trillion yen, respectively. Finally, the BOJ announced its “inflation-overshooting commitment”, under which it will continue with QQE with yield curve control, aiming to achieve the price stability target of 2%, as long as it is necessary for maintaining the target in a stable manner, and will continue to expand the monetary base until the year-on-year rate of increase in the observed CPI (all items less fresh food) exceeds the price stability target of 2% and stays above the target in a stable manner.

In April 2016, the BOJ adopted special measures to assist financial institutions affected by the recent earthquake in Kumamoto Prefecture, such as lending a total of 300 billion yen at a zero interest rate and adding twice as much as the amount outstanding of financial institutions’ borrowing through this operation to their macro add-on balances, to which a zero interest rate is applied.

The following table sets forth the principal economic indicators relating to monetary policy from 2012 through 2016.

	Current Account Balances(a)	Monetary Base		Money Stock		Loans and Bills Discounts Domestically Licensed Banks
		Total(a)	Annual % Change	Total(a)	Annual % Change	Total(a)	Annual % Change
	(yen amounts in billions)
2012	35,913	121,380	7.0	816,530	2.5	433,824	1.9
2013	74,992	163,153	34.4	845,971	3.6	449,135	3.5
2014	142,429	233,648	43.2	874,836	3.4	461,148	2.7
2015	217,631	313,121	34.0	907,127	3.7	475,937	3.2
2016	290,611	391,421	25.0	938,622	3.5	491,573	3.3

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the improvement of the quality of the national life. They also include Japan

Bank for International Cooperation (“JBIC”) and The Okinawa Development Finance Corporation (“ODFC”), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank (“SCB”), which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the Cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of Small and Efficient Government (the “Administrative Reform Promotion Act”), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and will be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by Japan Finance Organization for Municipalities, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the “full privatization”), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “2009 Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ’s shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ’s financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares held by it. Furthermore, on May 13, 2015, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 23 of 2015) (the “2015 Amendment Act”), under which, in conjunction with DBJ’s full privatization, and taking into consideration the current business environment in the private financial sector, DBJ, utilizing its investment and loan functions, is to take measures necessary for implementing the its crisis response operations and supply of growth capital—that is, DBJ is to take all possible measures to supply funds to deal with large-scale disasters, economic crises and so forth, and to promote the supply of growth capital to revitalize regional economies and to reinforce the competitiveness of enterprises. In order to assure the sufficient implementation of the necessary operations, under the 2015 Amendment Act, the Japanese government shall maintain its stake in excess of one-third for DBJ’s crisis response operations, and one half or more for DBJ’s special investment operations, for as long as the government shall take such measures.

With regard to (2) above, The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations from the domestic financial operations of the Japan Finance Corporation. Pursuant to the JBIC Act, Japan Bank for International Cooperation was newly established on April 1, 2012.

Private Financial Institutions

According to the Financial Services Agency, the private banking system included four city banks, 16 trust banks, and 14 other banks as of April 1, 2017, as well as 106 local banks (including the Saitama Resona Bank) as of April 1, 2017. In addition, 53 foreign banks had branches in Japan as of April 24, 2017.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year. The Diet approved a first supplementary budget for JFY 2016 on May 17, 2016, a second supplementary budget for JFY 2016 on October 11, 2016 and a third supplementary budget for JFY 2016 on January 31, 2017. On January 20, 2017, the Cabinet submitted a proposed budget for JFY 2017 to the Diet. The proposed budget for JFY 2017 was approved by the Diet on March 27, 2017.

For advancing fiscal consolidation, the Cabinet approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. This plan provided the following targets for achieving fiscal consolidation.

•	Halving the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010. (This target is expected to be achieved.)

•	Achieving a primary surplus of the national and local governments to GDP ratio by JFY 2020.

•	Steadily reducing the public debt to GDP ratio after achieving a primary surplus by JFY 2020.

These targets are firmly maintained in the “Basic Policies for the Economic and Fiscal Management and Reform 2015” decided by the Cabinet on June 30, 2015, including “The Plan to Advance Economic and Fiscal Consolidation” (hereafter, the fiscal consolidation plan) which is an effective and concrete plan for achieving primary surplus target by JFY2020, covering five year period (JFY2016-JFY2020). In the fiscal consolidation plan, the government will assess the progress of reforming expenditure and revenue measures by using several benchmarks. Through using these benchmarks, the government will review the progress of expenditure and revenue reform in JFY 2018 and will consider additional expenditure and/or revenue measures to achieve the fiscal consolidation target of JFY 2020 if necessary.

Though the government decided to postpone the consumption tax hike (from 8% to 10%) by two-and-a-half years to October 2019, the government remains firmly committed to its target to achieve a primary surplus by JFY 2020 under the framework of the fiscal consolidation plan, as stipulated in “the Basic Policy on Economic and Fiscal Management and Reform 2016” decided by the Cabinet on June 2016. In order to achieve the primary surplus target, the government will implement steadily the expenditure reforms on all fronts under the reform roadmap formulated in December 2015, in parallel with economic revitalization.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•

Special Accounts.    The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. In JFY 2016, the government has 14 special accounts, and in JFY 2017, the government will have 13 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of three financial corporations.

The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2011 through JFY 2016, and the budget for JFY 2017.

Summary of Consolidated General and Special Accounts(a)

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015	JFY 2016 (Provisional results as of December 31, 2016)	JFY 2017 Initial Budget
	(in billions of yen)
REVENUES
Total Revenues, General Account	¥109,980	¥107,762	¥106,045	¥104,679	¥102,175	¥103,882	¥97,455
Total Revenues, Special Accounts	409,924	412,533	422,851	406,736	402,884	415,145	395,684
Less: Inter-Account Transactions(b)	256,287	254,270	257,185	263,951	257,143	255,911	252,933

Total Consolidated Revenues	¥263,616	¥266,025	¥271,710	¥247,464	¥247,917	¥263,116	¥240,205

EXPENDITURES
Total Expenditures, General Account	¥100,715	¥97,087	¥100,189	¥98,813	¥98,230	¥102,822	¥97,455
Total Expenditures, Special Accounts	376,463	377,012	382,717	390,202	386,214	405,664	393,429
Less: Inter-Account Transactions(b)	253,564	252,246	255,221	262,259	255,695	254,230	250,412

Total Consolidated Expenditures	¥223,615	¥221,853	¥227,684	¥226,756	¥228,749	¥254,256	¥240,472

Surplus of Consolidated Revenues over Consolidated Expenditures	¥40,001	¥44,173	¥44,026	¥20,708	¥19,167	¥8,861	¥(267)

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.
(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub- accounts of the Special Accounts.

Source: Budget, Ministry of Finance.

General Account

	JFY 2011	JFY 2012	JFY 2013	JFY 2014	JFY 2015	JFY 2016 Revised Budget(a)	JFY 2017 Initial Budget
	(in billions of yen)
REVENUES
Tax and Stamp Revenues	¥42,833	¥43,931	¥46,953	¥53,971	¥56,285	¥55,860	¥57,712
Carried-over Surplus	5,222	9,264	10,675	5,836	5,866	297	56
Government Bond Issues	54,048	50,049	43,455	38,493	34,918	39,035	34,370
Income from Operations	16	16	44	45	45	45	44
Gains from Deposition of Assets	289	227	328	1,479	349	318	254
Miscellaneous Receipts	7,571	4,274	4,591	4,856	4,712	4,667	5,019

Total Revenues	¥109,980	¥107,762	¥106,045	¥104,679	¥102,175	¥100,222	¥97,455

EXPENDITURES
Local Allocation Tax Grants, etc.	¥19,451	¥16,885	¥17,553	¥17,096	¥16,801	¥15,339	¥15,567
National Debt Service	19,628	21,011	21,294	22,186	22,464	22,335	23,528
Social Security	29,792	29,212	29,247	30,188	31,398	32,466	32,473
Public Works	5,915	5,776	7,975	7,321	6,378	7,548	5,976
Education and Science	6,033	5,965	6,147	5,849	5,574	5,842	5,357
National Defense	4,818	4,762	4,792	5,063	5,130	5,236	5,125
Former Military Personnel Pensions	639	570	504	444	387	342	295
Economic Assistance	620	624	651	655	661	750	511
Food Supply	1,438	1,353	1,172	1,074	1,276	1,283	1,017
Energy	942	828	963	1,303	968	971	963
Promotion of SMEs	2,191	825	504	417	340	466	181
Miscellaneous	9,249	9,277	9,387	7,218	6,854	7,071	6,110
Contingencies	—	—	—	—	—	300	350
Carryback of settlement deficit compensation for JFY 2008	—	—	—	—	—	—	—
Kumamoto earthquake recovery	—	—	—	—	—	274	—

Total Expenditures	¥100,715	¥97,087	¥100,189	¥98,813	¥98,230	¥100,222	¥97,455

Surplus of Revenues over Expenditures	¥9,264	¥10,675	¥5,856	¥5,866	¥3,945	¥—	¥—

(a)	As revised to reflect the first supplementary budget approved by the Diet on May 17, 2016, the second supplementary budget approved by the Diet on October 11, 2016 and the third supplementary budget approved by the Diet on January 31, 2017.

Source: Budget, Ministry of Finance.

Special Accounts

	JFY 2011		JFY 2012		JFY 2013		JFY 2014		JFY 2015		JFY 2016 Revised Budget(a)		JFY 2017 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions of yen)
Fiscal Investment and Loan Program	¥38,473	¥37,177	¥34,888	¥33,935	¥30,813	¥30,043	¥36,114	¥35,052	¥33,360	¥32,503	¥41,931	¥41,709	¥27,958	¥27,825
Government Bonds Consolidation Fund	212,630	190,955	214,608	192,159	225,010	198,623	207,469	204,398	201,927	198,309	200,077	199,090	196,642	196,642
Foreign Exchange Fund	2,925	368	2,991	138	3,327	118	3,492	78	3,163	46	2,638	1,191	2,528	915
Local Allocation and Local Transfer Tax	57,116	55,047	55,720	54,328	56,131	53,815	55,959	53,903	55,638	53,398	52,773	51,319	52,222	52,082
Measure for Energy	3,287	2,928	5,243	4,451	7,437	6,343	8,542	7,650	8,993	8,363	11,198	11,198	15,325	15,325
Seamen’s Insurances(b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
National Advanced Medical Center(c)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pensions	80,527	76,418	80,127	76,579	78,204	76,873	80,362	77,311	85,293	81,705	87,906	87,906	89,488	89,488
Stable Supply of Foodstuff(d)	2,073	1,860	1,895	1,675	1,650	1,434	1,187	978	1,095	975	1,385	1,371	1,267	1,255
Agricultural Mutual Aid Reinsurance(d)	95	53	95	44	95	42	—	—	—	—	—	—	—	—
National Forest Service(e)	461	461	533	470	—	—	—	—	—	—	—	—	—	—
Debt Management of National Forest and Field Service(e)	—	—	—	—	301	301	312	312	321	321	329	329	344	344
Trade Reinsurance	44	4	78	9	48	15	81	3	59	21	223	223	—	—
Automobile Safety	119	55	118	47	121	47	544	394	567	403	525	458	510	442
Infrastructure Development(f)	3,945	3,651	4,173	3,690	5,729	4,380	—	—	—	—	—	—	—	—
Labor Insurance	7,257	6,778	6,561	6,183	6,714	6,145	6,863	6,209	6,880	6,330	6,528	6,366	6,246	6,095
Reconstruction from the Great East Japan Earthquake	—	—	5,022	3,152	6,770	4,407	5,357	3,792	5,134	3,710	3,223	3,223	2,690	2,690
Others	972	708	481	151	499	132	455	123	452	131	450	298	464	327

Total Revenues and Expenditures(g)	¥409,924	¥376,463	¥412,533	¥377,012	¥422,851	¥382,717	¥406,736	¥390,202	¥402,884	¥386,214	¥409,185	¥404,682	¥395,684	¥393,429

(a)	As revised to reflect the first supplementary budget approved by the Diet on May 17, 2016, the second supplementary budget approved by the Diet on October 11, 2016 and the third supplementary budget approved by the Diet on January 31, 2017. As of the date of this Prospectus, details for the provisional results for JFY 2016 Special Accounts are not available.
(b)	Account abolished as of January 1, 2010.
(c)	Account abolished as of March 31, 2010.
(d)	The account of “Agricultural Mutual Aid Reinsurance” was integrated into the account of “Stable Supply of Foodstuff” effective JFY 2014.
(e)	The account of “National Forest Service” was abolished and a new account “Debt Management of National Forest and Field Service” was established effective JFY 2013.
(f)	The account was abolished effective JFY 2014.
(g)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2011		JFY 2012		JFY 2013		JFY 2014		JFY 2015		JFY 2016(a) Revised Budget		JFY 2017 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions of yen)
Total	¥1,171	¥1,274	¥1,183	¥1,216	¥1,147	¥1,133	¥1,129	¥1,000	¥1,092	¥920	¥1,777	¥2,077	¥1,604	¥1,845

(a)	As of the date of this Prospectus, details for the provisional results for JFY 2016 Government Affiliated Agencies are not available.

Source: Budget, Ministry of Finance.

Tax Structure

The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 54.3%, 40.5% and 5.2%, respectively, of the total central government taxes and stamp revenues in the JFY 2017 initial budget.

The individual national income tax is progressive, with rates currently ranging from 5% to 45% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20.315%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The corporate tax rate has been reduced from 23.9% in JFY 2015 to 23.4% for JFY 2016 (the effective corporate tax rate (national and local) was reduced from 32.11% in JFY 2015 to 29.97% in JFY 2016), except that, for small and medium corporations, the first ¥8 million of income is taxed at 15%. In addition, corporations are subject to local income taxation.

Comprehensive Reform of Social Security and Tax. Japan’s fiscal conditions face challenges, with its tax revenues covering about 60% of its expenditures, and with the ratio of long-term debt outstanding of central and local governments to gross domestic product having reached 194% at the end of JFY 2015. The ratio is expected to have increased to 199% at the end of JFY 2016. See also “Japan’s Public Debt” below. The Government of Japan seeks to tackle these fiscal challenges through the “comprehensive reform of social security and tax”, which was approved by the Diet in August 2012, and thereby maintain the market’s and the international community’s confidence in Japan and build the foundation for stable economic growth. In the reform, the government planned to set aside consumption tax revenues for social security payments, and, on the condition that the economic situation improves, gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015. In accordance with the plan, consumption tax rate was increased to 8% in April 2014. However, the government decided to postpone the implementation date of further consumption tax hike to 10% from October 1, 2015 to April 1, 2017, as a result of taking comprehensive account of the economic condition and other factors, and on June 1, 2016, Japan Prime Minister Shinzo Abe announced a plan to further postpone the consumption tax hike to 10% from April 1, 2017, to October 1, 2019. The Diet enacted a bill on this postponement of the consumption tax hike to 10% on November 18, 2016.

Fiscal Investment and Loan Program

The Fiscal Investment and Loan Program (the “FILP”) plan is formulated at the same pace as the General Account budget. The FILP plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

Under the FILP plan, funds are supplied to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total amount of the initial plan for JFY 2017 is ¥15,128 billion, based on the initial budget for JFY 2017. The sources of funds for the plan in JFY 2017 based on the initial budget for JFY 2017 are Fiscal Loan* (¥10,866 billion), Industrial Investment (¥379 billion), Government-Guaranteed domestic bonds (¥2,477 billion), Government-Guaranteed foreign bonds (¥1,366 billion) and Government-Guaranteed foreign currency borrowings (¥40 billion).

*	The Fiscal Loan utilizes the Fiscal Loan Fund consisting of funds procured through the issuance of FILP bonds and reserves or surplus funds deposited from government special accounts to provide long-term, fixed and low-interest loans to such entities as special government accounts, local governments, government-affiliated agencies, incorporated administrative agencies, etc.

The following table (the “FILP Classification Table by Purpose”) shows the uses of funds allocated under the initial plan for the periods indicated.

(Note) The FILP Classification Table by Purpose has been prepared and published to specify fields where FILP contributes to the national economy or livelihood. The table has effectively remained unchanged since 1961, though some category names changed, failing to reflect realities of recent FILP-target projects. The table was revised in JFY 2015 by introducing new categories such as “Industry/innovation” and “Overseas investment and loans.”

Old classification	JFY 2011	JFY 2012	JFY 2013	JFY 2014
	(in billions of yen)
Housing	¥578	¥923	¥929	¥942
Living environment	2,725	2,713	2,805	2,306
Social welfare	550	743	703	920
Education	1,176	1,232	1,522	1,278
Small and medium enterprises	3,627	4,323	4,197	3,861
Agriculture, forestry and fisheries	345	373	407	476
National land conservation/disaster recovery	180	645	348	477
Road construction	2,248	2,813	2,939	2,270
Transportation/communications	408	384	519	629
Regional development	467	447	372	259
Industry/technology	625	2,015	2,005	1,448
Trade/economic cooperation	1,978	1,039	1,644	1,313

Total	¥14,906	¥17,648	¥18,390	¥16,180

New classification	JFY 2014	JFY 2015	JFY 2016	JFY 2017
	(in billions of yen)
SMEs and micro enterprises	¥3,750	¥3,448	¥3,182	¥2,969
Agriculture, forestry and fisheries	318	280	322	313
Education	1,134	1,038	1,055	939
Welfare/medical care	772	773	811	670
Environment	50	61	61	62
Industry/innovation	834	939	864	822
Housing	849	742	621	541
Social capital(a)	4,467	3,999	3,087	5,115
Overseas investment and loans	1,547	1,378	2,000	2,455
Others	2,460	1,964	1,477	1,243

Total	¥16,180	¥14,622	¥13,481	¥15,128

(a)	FILP is used for large-scale projects to develop social capital such as airports and expressways.

DEBT RECORD

There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.

JAPAN’S PUBLIC DEBT

The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.

The outstanding government bonds are expected to reach 838 trillion yen at the end of JFY 2016. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 34.2% for JFY 2015 and 38.9% under the revised budget for JFY 2016. The amount of the government bond issuances in the JFY 2016 revised budget is ¥39,035 billion and is more than the JFY 2015 level of ¥34,918 billion.

In order to reduce the outstanding government bonds, the Government approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. In this plan, the Government aims to halve the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010 (-6.6%) and to achieve a primary surplus by JFY 2020. Thereafter, the Government will seek to steadily reduce the public debt to GDP ratio. In the fiscal consolidation plan, the government will firmly maintain these fiscal consolidation targets. According to the Cabinet Office’s projections, (i) the primary balance of national and local governments in JFY 2017 is projected to decrease in deficit to -3.4 percentage points of GDP compared to -3.7 percentage points of GDP in JFY 2016; and (ii) the public debt-to-GDP ratio in JFY 2017 is projected to decrease to 188.5% compared to 189.5% in JFY 2016.

Summary of Japan’s Public Debt

	Funded		Floating Internal
At the end of JFY	Internal	External
	(in billions of yen)	(in thousands of yen)	(in billions of yen)
2011	¥758,202	—	¥201,748
2012	785,723	—	205,878
2013	823,367	—	201,590
2014	851,097	—	202,261
2015	880,335	—	169,031

As of March 31, 2016 Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥37,603 billion and of various external obligations aggregating the equivalent of ¥4,122 billion.

The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2016 for the periods indicated.

Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions of yen)
2017	¥178,133
2018	102,076
2019	74,395
2020	74,407
2021 to 2056	559,367

Total	¥988,378

INTERNAL DEBT

Direct Debt of the Japanese Government

Funded Debt

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions of yen)
1. Bonds
Interest-Bearing Treasury Bond—40 years, 8 Series (1.4-2.4%)	2007-2016	2048-2055	¥13,133,400
Interest-Bearing Treasury Bond—30 years, 50 Series (0.8-2.9%)	1999-2016	2029-2046	80,576,974
Interest-Bearing Treasury Bond—20 years, 124 Series (0.4-3.8%)	1996-2016	2016-2036	198,718,769
Interest-Bearing Treasury Bond—15 years, 37 Series (variable rate)	2001-2008	2016-2026	28,359,500
Interest-Bearing Treasury Bond—10 years, 63 Series (0.1-2.0%)	2006-2016	2016-2026	301,008,510
Interest-Bearing Treasury Bond for Individual Investors—10 years, 62 Series (variable rate)	2006-2016	2016-2026	7,992,054
Inflation-Indexed Bonds—10 years, 13 Series (0.1-1.4%)	2006-2016	2016-2025	6,812,427
Interest-Bearing Treasury Bond—5 years, 31 Series (0.1-0.4%)	2011-2016	2016-2021	160,806,520
Interest-Bearing Treasury Bond for Individual Investors—5 years, 38 Series (0.05-0.52%)	2011-2016	2016-2021	1,817,511
Interest-Bearing Treasury Bond for Individual Investors—3 years, 36 Series (0.05-0.14%)	2013-2016	2016-2019	1,181,109
Interest-Bearing Treasury Bond—2 years, 24 Series (0.1-0.2%)	2014-2016	2016-2018	63,932,809
6% Bereaved Family Treasury Bond, 9 Series	2007-2015	2016-2024	3
6% Repatriation Treasury Bond, 5 Series	2006-2014	2016-2024	0
Non-interest Special Benefit Treasury Bond, 1 Series	2013	2023	4
Non-interest Repatriation Special Benefit Treasury Bond, 3 Series	2006-2009	2016-2019	0
Non-interest Special Benefit Treasury Bond IV, 2 Series	2006-2013	2016-2023	13
Non-interest Special Benefit Treasury Bond X, 2 Series	2006-2013	2016-2023	58
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2011	2016	57
Non-interest Special Benefit Treasury Bond XVII, 5 Series	2005-2013	2015-2023	346
Non-interest Special Benefit Treasury Bond XXII, 9 Series(a)	2006-2015	2016-2025	2,219
Non-interest Special Benefit Treasury Bond XXIII, 1 Series(a)	2006	2016	1,404
Non-interest Special Benefit Treasury Bond XXV, 1 Series	2011	2016	1
Non-interest Special Benefit Treasury Bond XXVI, 1 Series	2013	2017	11

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions of yen)
Non-interest Special Benefit Treasury Bond XXVII, 2 Series(a)	2013-2014	2023-2024	70,365
Non-interest Treasury Bond for Special Condolence X, 1 Series	2015	2020	59,732

Total Bonds			¥865,473,815

2. Borrowings
Former Temporary Military Expenditure(b)	1943-1945		¥41,422
Allotment of Local Allocation and Local Transfer Tax	2007	2037	12,261,511
Former Government-Operated Land Improvement Project	2008	2016-2029	55,681
Japan Expressway Holding and Debt Repayment Agency	2009	2022-2023	244,604
Former National Centers for Advanced and Specialized Medical Care	2010	2016-2035	62,759
Former Social Infrastructures Improvement	2014	2017	167
Special Account for Energy Policy (0.1-1.9%)	2004-2016	2017-2028	229,250
Special Account for Stable Food Supply (0.1-1.3%)	2009-2016	2022-2029	49,833
Special Account for National Forest Debt Management (0.001-1.7%)	1996-2016	2016-2033	1,249,064
Special Account for Motor Vehicle Safety (0.0-2.8%)	2014	2017-2041	657,694
Special Account for Fiscal Investment and Loan Program (0.1%)	2015	2018	9,000

Total Borrowings			¥14,860,986

Total Direct Internal Funded Debt			¥880,334,800

(a)	The amounts outstanding for Non-interest Special Benefit Treasury Bond XXII, 9 series, for the Non-interest Special Benefit Treasury Bond XXIII, 1 series and for the Non-interest Special Benefit Treasury Bond XXVII, 2 Series are higher than the amounts outstanding for the other Non-interest Special Benefit Treasury Bond series listed in this table because such bonds relate to “special benefit for the wives of the war dead, etc.” and “special benefit for the wives of the wounded and sick retired soldiers, etc.”, for which benefit payments are high compared to other special benefits.
(b)	Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions of yen)
1. Bonds
Treasury Discount Bills
Treasury Financing Bills	—	—	¥0
Food Financing Bills	Non-interest bearing	2016	115,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2016-2017	82,439,760
Petroleum Financing Bills	Non-interest bearing	2016	1,194,100
Treasury Bills, 12 Series	Non-interest bearing	2016-2017	36,194,050
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	4,461,947
Note in Substitution for Currency of the International Development Association	Non-interest bearing	Payable on demand	51,993
Note in Substitution for Currency of the Asian Development Bank	Non-interest bearing	Payable on demand	23,156
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	97,115
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	53,930
Note in Substitution for Currency of the Multilateral Investment Fund of the Inter-American Development Bank	Non-interest bearing	Payable on demand	628
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	4,434
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	39,082
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Green Climate Fund	Non-interest bearing	Payable on demand	28,187
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,324,665
Government Bonds issued to Nuclear Damage Liability Facilitation Fund	Non-interest bearing	Payable on demand	3,056,000

Total Bonds			¥129,084,768

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions of yen)
2. Borrowings
Special Account for Local Allocation Tax	0.001-0.105%	2016	¥32,817,295
Special Account of Pension	0.1%	2016	1,479,228
Special Account for Energy Policy	0.001-0.1%	2016	5,649,996

Total Borrowings			¥39,946,520
Total Direct Internal Floating Debt			¥169,031,288

Total Direct Internal Debt			¥1,049,366,088

Debt Guaranteed by the Japanese Government

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions of yen)
1. Bonds Issued by Government-Affiliated Corporations
Japan Finance Corporation	0.001-1.800%	2006-2016	2016-2026	¥920,000
Deposit Insurance Corporation of Japan	0.100-0.200%	2012-2016	2016-2020	1,830,000
Banks’ Shareholdings Purchase Corporation	0.100%	2014-2016	2016-2018	750,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.059-0.151%	2013-2015	2016-2018	600,000
Urban Renaissance Agency	—	—	—	0
Japan Expressway Holding and Debt Repayment Agency	0.020-2.700%	2005-2016	2016-2055	20,645,760
New Kansai International Airport Co., Ltd.	0.484-2.400%	2006-2015	2016-2028	349,770
Narita International Airport Corporation	—	—	—	0
East Nippon Expressway Co., Ltd.	1.400%	2009	2019	10,000
Metropolitan Expressway Co., Ltd.	1.300%	2010	2020	12,200
West Nippon Expressway Co., Ltd.	1.300%	2010	2020	11,400
Hanshin Expressway Co., Ltd.	1.300%	2010	2020	35,000
Development Bank of Japan	0.001-2.200%	2006-2016	2016-2026	1,660,000
Organization for Promoting Urban Development	0.020-0.699%	2013-2016	2023-2026	21,800
Central Japan International Airport Co., Ltd.	0.001-1.300%	2009-2016	2017-2026	157,300
Japan Finance Organization for Municipalities	0.020-2.200%	2005-2016	2016-2026	7,927,220

Total				¥34,898,950

2. Borrowings of Government-Affiliated Corporations
Deposit Insurance Corporation of Japan	0.067-0.100%	2015-2016	2016-2017	¥289,600
Banks’ Shareholdings Purchase Corporation	0.001-0.093%	2015-2016	2016-2017	300,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.084-0.099%	2015	2016	400,000
The Corporation for Revitalizing Earthquake-Affected Business	0.043%	2015	2016	40,000
Incorporated Administrative Agency—Farmers Pension Fund	0.145-0.328%	2012-2016	2017-2021	396,000
Incorporated Administrative Agency—Agriculture, Forestry and Fisheries Credit Foundations	0.100-0.225%	2012-2015	2016-2019	4,244
Japan Railway Construction, Transport and Technology Agency	0.001-0.090%	2015-2016	2016-2017	32,971
Japan Oil, Gas and Metals National Corporation	0.005-0.099%	2015-2016	2016-2017	941,261
Environmental Restoration and Conservation Agency of Japan	—	—	—	0

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in millions of yen)
Japan Environmental Storage & Safety Corporation	0.001-0.107%	2015-2016	2017	20,000
Innovation Network Corporation of Japan	0.001-0.084%	2015-2016	2016-2017	248,800
Organization for Promoting Urban Development	0.165-0.348%	2012-2013	2016-2017	15,800

Total				¥2,703,676
Total Internal Debt Guaranteed by the Japanese Government				¥37,602,626

EXTERNAL DEBT

Debt Guaranteed by the Japanese Government

	Interest	Year of Loan	Year of Maturity	Principal Amounts Outstanding as of March 31, 2016 (in thousands)
Japan International Cooperation Agency	1.875%	2014	2019		$500,000
Japan Bank for International Cooperation	1.125-3.375%	2011-2016	2016-2026		$20,250,000
	2.625%	2014	2020		£425,000
	2.300%	2013	2018	CAD	500,000
Development Bank of Japan	1.000-5.125%	2007-2015	2016-2025		$7,455,000
	4.750%	2007	2027		€700,000
	1.050-2.300%	1998-2007	2017-2028		¥355,000,000
Japan Finance Organization for Municipalities	4.000-5.000%	2007-2011	2017-2021		$2,000,000
	5.750%	1999	2019		£150,000
	1.900-2.000%	2006-2008	2016-2018		¥195,000,000

Totals by currency					$30,205,000
					£575,000
					€700,000
				CAD	500,000
					¥550,000,000

SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 31, 2015.

Organization	Subscription Amount
	(in USD millions)
International Monetary Fund	$43,683	(a)
International Bank for Reconstruction and Development	19,958	(b)
International Development Association	43,158	(c)
International Finance Corporation	163	(d)
Multilateral Investment Guarantee Agency	97	(e)
International Fund for Agricultural Development	486	(f)
Asian Development Bank	22,975	(g)
African Development Bank	4,904	(h)
African Development Fund	3,834	(i)
European Bank for Reconstruction and Development	2,787	(j)
Inter-American Development Bank	7,851	(k)
Inter-American Investment Corporation	47	(l)
Multilateral Investment Fund	570	(m)

(a)	Equivalent of SDR 30,820.5 million as of April 30, 2016.
(b)	As stated in IBRD Financial Statements as of June 30, 2015.
(c)	As stated in IDA Financial Statements as of June 30, 2015.
(d)	As stated in IFC Financial Statements as of June 30, 2015.
(e)	As stated in MIGA Financial Statements as of June 30, 2015.
(f)	As stated in IFAD Financial Statements as of December 31, 2015.
(g)	As stated in ADB Financial Statements as of December 31, 2015.
(h)	As stated in AfDB Financial Statements as of December 31, 2015. Equivalent of UA 3,539 million.
(i)	As stated in AfDF Financial Statements as of December 31, 2015. Equivalent of UA 2,767 million.
(j)	As stated in EBRD Financial Statements as of December 31, 2015. Equivalent of € 2,557 million.
(k)	As stated in IDB Financial Statements as of December 31, 2015.
(l)	As stated in IIC Financial Statements as of December 31, 2015.
(m)	As stated in MIF Financial Statements as of December 31, 2015.

USE OF PROCEEDS

JBIC will use the net proceeds from the sale of the Debt Securities for its operations.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE

The following is a brief summary of the terms and conditions of the Debt Securities and the Fiscal Agency Agreement or Agreements pursuant to which they will be issued (the “Fiscal Agency Agreement”). JBIC has filed or will file copies of the forms of Debt Securities and the form of Fiscal Agency Agreement as exhibits to the registration statement of which this prospectus is a part. The following summary states the material terms of the Debt Securities and guarantee of Japan. The following summary does not purport to be complete, and you should refer to the exhibits for more complete information.

General

From time to time, JBIC may authorize and issue Debt Securities in one or more series. The prospectus supplement that relates to your Debt Securities will specify the following terms:

•	The designation, aggregate principal amount, currency, any limitation on such principal amount and authorized denominations;

•	The percentage of their principal amount at which such Debt Securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, which may be fixed or variable, and the dates for payment of interest, if any;

•	The paying agencies where payments of principal, premium, if any, and interest, if any, will be made;

•	Any optional or mandatory redemption terms or repurchase or sinking fund provisions; and

•	Other specific provisions.

If JBIC issues any Debt Securities at an original issue discount or payable in a currency other than the United States dollar, the prospectus supplement relating to such Debt Securities will also describe special U.S. federal income tax and other considerations applicable to such Debt Securities.

JBIC and Japan will appoint a fiscal agent (the “Fiscal Agent”) or agents in connection with the Debt Securities. The Fiscal Agency Agreement will set forth the Fiscal Agent’s duties. The Fiscal Agent will be a bank or trust company named in the applicable prospectus supplement, but JBIC and Japan may replace the Fiscal Agent and may appoint different fiscal agents for different series of Debt Securities. JBIC and Japan may maintain deposit accounts and conduct other banking and financial transactions with the Fiscal Agent. The Fiscal Agent is the agent of JBIC and Japan, is not a trustee for the holders of Debt Securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Rank of Debt Securities

The Debt Securities will be our direct, unsecured debt securities obligations and rank pari passu and be payable without any preference among themselves and at least equally with all of our other unsecured debt securities obligations from time to time outstanding, which rank senior to our unsecured general obligations not represented by debt securities, provided, however, that certain obligations in respect of national and local taxes and certain preferential rights granted by, among others, the Japanese Civil Code to certain specified types of creditors, such as preferential rights of employees to wages, will have preference.

Guarantee of Japan

Japan will unconditionally guarantee payment of principal of and premium, if any, and interest on the Debt Securities. The guarantee will be a general obligation of Japan, and Japan will pledge its full faith and credit for the performance of the guarantee. The guarantee will rank equally in right of payment with all other general obligations of Japan without any preference one above the other by reason of priority of date of issue or otherwise. Japan will agree that the guarantee may be enforced, in the event of default by JBIC, without making prior demand upon or seeking to enforce remedies against JBIC.

Issuance of any such guarantee will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will, on a case-by-case basis, necessitate the obtaining of authorization by Japan of any such guarantee. With respect to JBIC’s bonds to be issued in FYI 2017 and to be repaid in foreign currency, the maximum amount that the government of Japan is able to guarantee is the aggregate amount of face value of such bonds converted into Japanese yen using foreign currency conversion rate.

Additional Amounts

We will pay all amounts that we are required to pay on the bonds without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any taxing authority in Japan (“Taxes”), unless the withholding or deduction of such Taxes is required by law. In that event, we will pay such additional amounts that are necessary so that the net amounts received by any beneficial owner of the bonds after such withholding or deduction will equal the amounts that would have been receivable in the absence of such withholding or deduction, except that no such additional amounts will be payable under certain circumstances.

Redemption

If the Debt Securities of a series provide for mandatory redemption, or redemption at the election of JBIC, such redemption shall be on at least 30 days’ notice. In event of redemption in part, the Fiscal Agent will select the Debt Securities to be redeemed by lot or in any usual manner it approves. The Fiscal Agent will mail notice of such redemption to holders of registered Debt Securities of such series, to their last addresses as they appear on the register of the Debt Securities of such series.

Japanese Taxation

The following description of Japanese taxation (limited to national taxes) applies to interest on Debt Securities issued by JBIC outside Japan and payable outside Japan as well as to certain aspects of capital gains, inheritance tax and gift tax. You should note that, while the following description of Japanese taxation contains the terms of Japanese taxation material to prospective investors, it is not exhaustive and prospective investors are advised to consult their own tax advisors as to their exact tax position.

The statements below are based on current tax laws and regulations in Japan and current income tax treaties executed by Japan all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). Neither such statements nor any other statements in this document are to be regarded as advice on the tax position of any beneficial owner of the Debt Securities or any person purchasing, selling or otherwise dealing in the Debt Securities or any tax implication arising from the purchase, sale or other dealings in respect of the Debt Securities.

Debt Securities.    This section applies only to Debt Securities other than those falling under (i) so-called “discounted bonds” (of which the original issue discount will be subject to Japanese withholding tax) as prescribed by the Act on Special Measures Concerning Taxation of Japan or (ii) so-called “taxable linked bonds” as described in Article 6, Paragraph (4) of the Act on Special Measures Concerning Taxation of Japan, i.e., bonds of which the amount of interest is to be calculated by reference to certain indexes (as prescribed by the Cabinet Order under Article 6, Paragraph (4) of the Act on Special Measures Concerning Taxation of Japan) relating to JBIC or a Specially-Related Party of JBIC (as defined below).

Representation of Gross Recipient Status upon Initial Distribution.    By subscribing to the Debt Securities, an investor will be deemed to have represented it is a “Gross Recipient,” i.e., (i) a beneficial owner that is, for

Japanese tax purposes, neither (x) an individual resident of Japan or a Japanese corporation, nor (y) an individual non-resident of Japan or a non-Japanese corporation that in either case is a Specially-Related Party of JBIC, (ii) a Designated Financial Institution (as defined below) that will hold the Debt Securities for its own proprietary account or (iii) an individual resident of Japan or a Japanese corporation who will receive interest payments on the Debt Securities through a Japanese Payment Handling Agent (as defined below). Among other restrictions, the Debt Securities are not, as part of the initial distribution at any time, to be directly or indirectly offered or sold to, or for the benefit of, any person other than a Gross Recipient.

Tax Withholding Rules for Non-resident Investors.    If the recipient of interest on the Debt Securities is an individual non-resident of Japan or a non-Japanese corporation for Japanese tax purposes, as described below, the Japanese tax consequences on such individual non-resident of Japan or non-Japanese corporation are significantly different depending upon whether such individual non-resident of Japan or non-Japanese corporation is a Specially-Related Party of JBIC. Most importantly, if such individual non-resident of Japan or non-Japanese corporation is a Specially-Related Party of JBIC, income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest will be withheld by JBIC under Japanese tax law:

•	If the recipient of interest on any Debt Securities is:

•	an individual non-resident of Japan with no permanent establishment within Japan;

•	a non-Japanese corporation with no permanent establishment within Japan; or

•

an individual non-resident of Japan or non-Japanese corporation with a permanent establishment within Japan, but the receipt of interest on the relevant Debt Securities is not attributable to the business of such individual non-resident of Japan or non-Japanese corporation carried on within Japan through such permanent establishment, then, no Japanese income or corporate tax is payable with respect to such interest by way of withholding or otherwise, if such recipient complies with certain requirements. Such requirements include:

•

if the relevant Debt Securities are held through a certain participant in an international clearing organization such as Euroclear Bank S.A./N.V., Clearstream Banking, societe anonyme and The Depository Trust Company, or a certain financial intermediary prescribed by the Act on Special Measures Concerning Taxation of Japan and the relevant cabinet order thereunder (the Act on Special Measures Concerning Taxation of Japan, cabinet order thereunder and the related ministerial regulation are called the “Act”) (each, a “Participant”), the requirement to provide, at the time of entrusting a Participant with the custody of the relevant Debt Securities, certain information prescribed by the Act to enable the Participant to establish that the recipient is exempt from the requirement for Japanese tax to be withheld or deducted (the “Interest Recipient Information”), and to advise the Participant if such individual non-resident of Japan or non-Japanese corporation ceases to be so exempted (including the case where it became a Specially-Related Party of JBIC); and

•

if the relevant Debt Securities are not held by a Participant, the requirement to submit to the Fiscal Agent (or a separate paying agent, if one is appointed) a written application for tax exemption (hikazei tekiyo shinkokusho) (the “Written Application for Tax Exemption”), together with certain documentary evidence.

Failure to comply with the requirements described above (including the case where the Interest Recipient Information is not duly communicated as required under the Act) will result in the withholding by JBIC of income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest.

•	If the recipient of interest on any Debt Securities is:

•	an individual non-resident of Japan with a permanent establishment within Japan; or

•	a non-Japanese corporation with a permanent establishment within Japan,

and the receipt of interest is attributable to the business carried on within Japan by the recipient through such permanent establishment, then such interest will not be subject to the withholding by JBIC of income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) if the recipient complies with, among others, the requirement to provide the Interest Recipient Information or to submit the Written Application for Tax Exemption, as the case may be. Failure to do so will result in the withholding by JBIC of income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest. The amount of such interest will, however, be included in the recipient’s Japanese source income which is subject to Japanese taxation, and will be subject to regular income tax or corporate tax, as the case may be.

•

Notwithstanding the foregoing, if an individual non-resident of Japan or a non-Japanese corporation mentioned above is a party who has a special relationship with JBIC (that is, in general terms, a person who directly or indirectly controls or is directly or indirectly controlled by, or is under direct or indirect common control with, JBIC) within the meaning prescribed by the Cabinet Order under Article 6, Paragraph (4) of the Act on Special Measures Concerning Taxation of Japan (such party is referred to in this section as a “Specially-Related Party of JBIC”) as of the beginning of the fiscal year of JBIC in which the relevant Interest Payment Date falls, the exemption from Japanese withholding tax on interest mentioned above will not apply, and income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest will be withheld by JBIC. If such individual non-resident of Japan or a non-Japanese corporation has a permanent establishment within Japan, regular income tax or corporate tax, as appropriate, collected otherwise by way of withholding, will apply to such interest under Japanese tax law.

•

If an individual non-resident of Japan or a non-Japanese corporation (regardless of whether it is a Specially-Related Party of JBIC) is subject to Japanese withholding tax with respect to interest on the Debt Securities under Japanese tax law, a reduced rate of withholding tax or exemption therefrom may be available under the relevant income tax treaty between Japan and the country of tax residence of such individual non-resident of Japan or non-Japanese corporation. Individual non-residents of Japan or non-Japanese corporations that are entitled to a reduced rate of Japanese withholding tax or exemption from Japanese withholding tax on payment of interest by JBIC are required to submit an “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Interest” and any other required forms and documents in advance through JBIC to the relevant tax authority before payment of interest.

•

Under the Act, (a) if an individual non-resident of Japan or a non-Japanese corporation that is a beneficial owner of the Debt Securities becomes a Specially-Related Party of JBIC, or an individual non-resident of Japan or a non-Japanese corporation that is a Specially-Related Party of JBIC becomes a beneficial owner of the Debt Securities, and (b) if such Debt Securities are held through a Participant, then such individual non-resident of Japan or non-Japanese corporation would be obligated to notify the Participant of such change in status by the immediately following Interest Payment Date of the Debt Securities. As described above, as the status of such individual non-resident of Japan or non-Japanese corporation as a Specially-Related Party of JBIC for Japanese withholding tax purposes is determined based on the status as of the beginning of the fiscal year of JBIC in which the relevant Interest Payment Date falls, such individual non-resident of Japan or non-Japanese corporation should, by such notification, identify and advise the Participant of the specific Interest Payment Date on which Japanese withholding tax starts to apply with respect to such individual non-resident of Japan or non-Japanese corporation as being a Specially-Related Party of JBIC.

Tax Withholding Rules for Resident Investors.    If the recipient of interest on the Debt Securities is an individual resident of Japan or a Japanese corporation for Japanese tax purposes, as described below, regardless of whether such recipient is a Specially-Related Party of JBIC, income tax will be withheld at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of (i) the amount of such interest, if such interest is paid to an individual resident of Japan or a Japanese corporation (except for a Designated Financial Institution (as defined below) which complies with the requirement for tax exemption under Article 6, Paragraph (9) of the Act on Special Measures Concerning Taxation of Japan) (except as provided in item (ii) below) or (ii) the amount of such interest minus the amount provided in the Cabinet Order relating to Article 3-3, Paragraph (6) of the Act on Special Measures Concerning Taxation of Japan, if such interest is paid to a Public Corporation, etc. (as defined below) or a Specified Financial Institution (as defined below) through the Japanese Custodian (as defined below) in compliance with the requirement for tax exemption under Article 3-3, Paragraph (6) of the Act on Special Measures Concerning Taxation of Japan:

•

If the recipient of interest on any Debt Securities is an individual resident of Japan or a Japanese corporation other than any of the following institutions that complies with the requirement described below:

•	Japanese banks;

•	Japanese insurance companies;

•	Japanese “financial instruments business operators” (as such term is defined by the Financial Instruments and Exchange Act of Japan);

•

other Japanese financial institutions that fall under certain categories prescribed by the relevant cabinet order under Article 3-3, Paragraph (6) of the Act on Special Measures Concerning Taxation of Japan (such institutions, together with Japanese banks, insurance companies and financial instruments business operators, are called “Specified Financial Institutions”); or

•	Japanese public corporations or Japanese public-interest corporations designated by the relevant law (Koukyo hojin tou) (“Public Corporations, etc.”),

and such recipient receives payment of interest through certain payment handling agents in Japan (“Japanese Payment Handling Agents”), such agents will withhold income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest. As JBIC is not in a position to know in advance the recipient’s status, the recipient of interest falling under this category should inform JBIC through the paying agent of its status in a timely manner. Failure to do so may result in temporary double withholding. An individual recipient that receives interest through a Japanese Payment Handling Agent will be subject only to such withholding tax. In all other cases, the recipient must include the amount of interest in the recipient’s gross income and will be subject to regular income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is:

•

a Public Corporation, etc. that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, a Japanese Payment Handling Agent with custody of the Debt Securities (the “Japanese Custodian”); or

•	a Specified Financial Institution that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, the Japanese Custodian,

and such recipient submits through the Japanese Custodian, to the competent tax authority, the report prescribed by the Act, no income tax will be imposed by way of withholding on such portion of interest as is prescribed by the relevant cabinet order as that corresponding to the period the Debt Securities were held by such recipient, but if the recipient is a Specified Financial Institution, the recipient will be subject to regular corporate tax with respect to such interest. Additionally, if the recipient is a Japanese public-interest corporation designated by the relevant law and the interest is derived from the recipient’s profit earning business designated by the relevant law, the recipient will be subject to regular corporate tax with respect to such interest. However, since JBIC is not in a position to know in advance the recipient’s withholding tax exemption status, the recipient of interest falling under this category should inform JBIC through the paying agent of its status in a timely manner. Failure to so notify JBIC may result in the withholding by JBIC of a 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) income tax. Any amount of interest received by such recipient in excess of the non-taxable portion described above will be subject to the withholding by the Japanese Custodian of income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of such excess amount.

•

If the recipient of interest on any Debt Securities is an individual resident of Japan or a Japanese corporation (except for a Designated Financial Institution which complies with the requirements described below), and receives interest not through a Japanese Payment Handling Agent, income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest will be withheld by JBIC, and, except where the recipient is a Public Corporation, etc. (other than a Japanese public-interest corporation designated by the relevant law that derives the interest from its profit-earning business designated by the relevant law), the amount of such interest will be aggregated with the recipient’s other taxable income and will be subject to regular income tax or corporate tax, as appropriate.

•	If the recipient of interest on any Debt Securities is:

•	a Japanese bank;

•	a Japanese insurance company;

•	a Japanese financial instruments business operator; or

•

any other Japanese financial institution that falls under one of certain categories prescribed by the relevant cabinet order under Article 6, Paragraph (9) of the Act on Special Measures Concerning Taxation of Japan (each a “Designated Financial Institution”), and such recipient receives interest not through a Japanese Payment Handling Agent and complies with, among others, the requirement to provide the Interest Recipient Information or to submit the Written Application for Tax Exemption, as the case may be, no income tax will be imposed by way of withholding. The recipient will, however, be subject to regular corporate tax with respect to such interest.

Special Additional Tax for Reconstruction from the Great East Japan Earthquake.    Due to the imposition of a special additional withholding tax of 0.315% (or 2.1% of 15%) to secure funds for reconstruction from the Great East Japan Earthquake, the withholding tax rate, currently due and payable at 15%, will be effectively increased to 15.315% during the period beginning on 1st January, 2013 and ending on 31st December, 2037. There will also be certain special additional tax imposed upon regular income tax or corporate tax, as referred to in the foregoing descriptions, for a certain period.

Capital Gains, Inheritance Tax and Gift Tax.    Gains derived from the sale outside Japan of Debt Securities by an individual non-resident of Japan or a non-Japanese corporation having no permanent establishment in Japan are generally not subject to Japanese income or corporate tax. An individual, regardless of his or her residency, who has acquired Debt Securities as legatee, heir or donee from another individual may be required to pay Japanese inheritance tax or gift tax at progressive rates.

United States Taxation

This section describes the material United States federal income tax consequences of owning the Debt Securities we are offering. It is the opinion of Sullivan & Cromwell LLP, United States counsel to JBIC. It applies to you only if you are a United States holder (as defined below) and you acquire Debt Securities in the offering at the offering price and you hold your Debt Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Debt Securities that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns Debt Securities as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells Debt Securities as part of a wash sale for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with Debt Securities denominated in U.S. dollars, with no more than de minimis original issue discount, that provide for interest payments at least annually at a single fixed rate and that are due to mature 30 years or less from the date on which they are issued. An applicable prospectus supplement will discuss the United States federal income tax consequences of owning any other Debt Securities.

If a partnership holds the Debt Securities, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Debt Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Debt Securities.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning the Debt Securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

You are a United States holder if you are a beneficial owner of a Debt Security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Payments of Interest.    You will be taxed on interest on your Debt Security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

You must include any tax withheld from the interest payment as ordinary income even though you do not in fact receive it, and you must also include as ordinary income any additional amounts paid with respect to withholding tax on the Debt Securities, including withholding tax on payments of such additional amounts. You may be entitled to deduct or credit tax withheld, subject to applicable limits. The rules governing foreign tax credits are complex and you should consult your tax advisor regarding the availability of the foreign tax credit in your situation. Interest paid by the Company on the Debt Securities is income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a United States holder and, depending on your circumstances, will be either “passive” or “general” income for purposes of computing the foreign tax credit.

Purchase, Sale, and Retirement of the Debt Securities.    Your tax basis in your Debt Security generally will be its cost. You generally will recognize capital gain or loss on the sale or retirement of your Debt Security equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your Debt Security. Capital gain of a noncorporate United States holder generally is taxed at preferential rates where the property is held for more than one year.

Medicare Tax

A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income generally includes its interest income and its net gains from the disposition of Debt Securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Debt Securities.

Foreign Account Tax Compliance Withholding

Certain non-U.S. financial institutions must comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders to avoid becoming subject to withholding on certain payments. JBIC and other non-U.S. financial institutions may accordingly be required to report information to the IRS regarding the holders of Debt Securities and to withhold on a portion of payments under the Debt Securities to certain holders that fail to comply with the relevant information reporting requirements (or hold Debt Securities directly or indirectly through certain non-compliant intermediaries). However, such withholding would generally not apply to payments made before January 1, 2019. Moreover, such withholding would only apply to Debt Securities issued at least six months after the date on which final regulations implementing such rule are enacted. Holders are urged to consult their own tax advisors and any banks or brokers through which they will hold Debt Securities as to the consequences (if any) of these rules to them.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Debt Securities.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally would apply to payments of principal and interest on a Debt Security within the United States, and the payment of proceeds to you from the sale of a Debt Security effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of interest payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Payment of the proceeds from the sale of a Debt Security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

Acceleration of Maturity

With respect to any series of Debt Securities, in case of the following types of default, each Debt Security of such series will become due and payable at the option of the holder of such Debt Security upon written notice to the Fiscal Agent, unless all defaults shall have been cured prior to the receipt of such notice by the Fiscal Agent:

•

Default in any payment, when due, of principal (if due in installments) or premium, if any, or interest on any of the Debt Securities of such series, or, if such series is entitled to a sinking fund, in the deposit, when due, of any sinking fund payment, and continuance of such default for a period of 30 days;

•

Default in the performance by JBIC or by Japan of any other obligation contained in the Debt Securities of such series or in the related guarantee of Japan, and the continuance of such default for a period of 90 days following written notice thereof to JBIC or Japan, as the case may be, by the holders of 25% or more in aggregate principal amount of the then outstanding Debt Securities of such series;

•

Acceleration of the types of indebtedness of JBIC that are described below, for borrowed moneys exceeding in the aggregate $50,000,000 or its equivalent in any other currency or currencies, as a result of a default by any person or any event treated in effect as a default, and the non-occurrence of (i) any contest in good faith by JBIC against the acceleration or (ii) the rescission or annulment of the acceleration, for a period of 90 days following written notice thereof to JBIC by the holders of 25% or more in aggregate principal amount of the then outstanding Debt Securities of such series; or

•

Dissolution of JBIC unless the obligations under the Debt Securities of such series are assumed by (i) Japan or (ii) an entity whose obligations under the Debt Securities of such series are guaranteed by Japan.

The types of indebtedness covered by the third bullet paragraph above are those in the form of, or represented by, bonds, notes, debentures or other securities, which (i) are, or may, at the option of the person entitled to such securities, be or become, denominated or payable in, or by reference to, a currency or currencies other than Japanese yen, (ii) are not repayable within three years from the date of their issue, otherwise than at the option, or due to the default, of JBIC and (iii) are, or are capable of being, quoted, listed or ordinarily traded on any stock exchange or in any over-the-counter securities market.

The Fiscal Agency Agreement will not require JBIC to furnish to the Fiscal Agent periodic evidence as to the absence of default.

Governing Law

The Fiscal Agency Agreement, the Debt Securities and the guarantee of Japan will all provide that they shall be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization and execution by JBIC and Japan of the Fiscal Agency Agreement and the Debt Securities and the guarantee of Japan, as the case may be, and any other matters required to be governed by the laws of Japan.

Jurisdiction and Enforceability

JBIC will effect the irrevocable appointment of the Fiscal Agent as its authorized agent upon which process may be served in any action based upon the Debt Securities (i.e., asserting rights set forth in the Debt Securities) which any holder of a Debt Security may institute in any State or Federal court in The City of New York. JBIC will accept the jurisdiction of such court in such action. JBIC will also waive irrevocably any immunity from jurisdiction (but not execution) to which it might otherwise be entitled in any action based upon the Debt Securities. The Fiscal Agent is not the agent for service for actions brought under the federal securities laws, and JBIC’s waiver of immunity does not extend to such actions. Although Japan is subject to suit based upon the guarantee of the Debt Securities before the Tokyo District Court, Japan has not consented to the jurisdiction of any court outside Japan in connection with actions brought against it for any purpose in any way relating to the Debt Securities or its guarantee of the Debt Securities, has not appointed an agent for service of process in connection with any such action and has not agreed to waive any degree of sovereign immunity to which it may be entitled in any such action.

If you bring an action against JBIC under federal securities laws or against Japan for any purpose, unless JBIC or Japan (as the case may be) waives immunity with respect to such action, you would be able to obtain a United States judgment in such action against JBIC or Japan, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976, as amended, precludes the granting of sovereign immunity. Even if you could obtain a United States judgment in any such action under that Act, you may not be able to obtain a judgment in Japan based on such a United States judgment. Moreover, you may not be able to execute upon property of JBIC or Japan located in the United States to enforce a judgment obtained under that Act except under the limited circumstances specified in that Act.

PLAN OF DISTRIBUTION

JBIC may sell Debt Securities directly, to or through underwriters or through agents. Each prospectus supplement with respect to Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of the underwriters or agents, the public offering price of such Debt Securities and the net proceeds to JBIC from such sale, any underwriting discounts or other items constituting underwriters’ or agents’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

If underwriters are used in the sale, they will acquire Debt Securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offer of Debt Securities to the public may take the form of an offer through underwriting syndicates represented by managing underwriters, or a direct offer by one or more investment banking firms or others, as designated. Unless the applicable prospectus supplement otherwise indicates, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all Debt Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

JBIC may, directly or through agents it designates, sell Debt Securities from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of Debt Securities and set forth any commissions payable by JBIC to such agent. Unless such prospectus supplement otherwise indicates, any such agent will be acting on a best efforts basis for the period of its appointment.

If the applicable prospectus supplement so indicates, JBIC will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from JBIC at the public offering price set forth in such prospectus supplement pursuant to “delayed delivery” contracts. Purchasers of Debt Securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the Debt Securities on a date or dates stated in the applicable prospectus supplement. Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

The applicable prospectus supplement will describe limitations on sales to certain persons of Debt Securities (including limitations imposed by relevant Japanese laws), if any.

Agents and underwriters may be entitled under agreements into which they enter with JBIC to indemnification by JBIC against certain civil liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of such liabilities. Agents and underwriters may engage in transactions with or perform services for JBIC in the ordinary course of business.

AUTHORIZED AGENTS IN THE UNITED STATES

The authorized agent in the United States for JBIC, for purposes of the United States Securities Act of 1933, as amended, is Shigeki Takada, whose address is: Representative Office in New York, Japan Bank for International Cooperation, 712 Fifth Avenue, 26th Floor, New York, New York 10019. The authorized agents for Japan are Genichi Osawa, located at Ministry of Finance, Consulate General of Japan in New York, 299 Park Avenue, 18th Floor, New York, NY 10171 and Hisashi Hatomoto, located at Embassy of Japan, 2520 Massachusetts Avenue, N.W., Washington, D.C.  20008.

VALIDITY OF SECURITIES

Mori Hamada & Matsumoto, Tokyo, Japan, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities, and all other matters of Japanese law and procedure on behalf of JBIC and Japan. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities. In giving their opinions, Sullivan & Cromwell LLP may rely as to all matters of Japanese law and procedure on the opinion of Mori Hamada & Matsumoto, and Mori Hamada & Matsumoto may rely as to matters of New York law upon the opinion of Sullivan & Cromwell LLP.

FURTHER INFORMATION

The registration statement of which this prospectus is a part, any post-effective amendment to such registration statement, and the prospectus supplement or supplements relating to any series or issue of the Debt Securities, which are on file with the Commission, contain further information concerning such series or issue.

The Governor, in his official capacity as such Governor, thereunto duly authorized, has supplied the information set forth in this prospectus under the caption “Japan Bank for International Cooperation” and the information incorporated in this prospectus by reference relating to JBIC, and such information is stated on his authority.

The Minister of Finance of Japan, in his official capacity as such Minister, thereunto duly authorized, has supplied the information set forth in this prospects under the caption “Japan” and the information incorporated in this prospectus by reference relating to Japan, and such information is stated on his authority.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

(The information in this Part II relates to the registrant Japan Bank for International Cooperation, except with respect to certain exhibits which are filed on behalf of both registrants.)

An itemized statement of the estimated amounts of expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the sale of a particular issue of Debt Securities will be provided in an amendment to JBIC’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

UNDERTAKINGS

The registrants undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the registrants shall not be required to file a post-effective amendment otherwise required by clause (i), (ii) or (iii) above if the information required to be included in a post-effective amendment is contained in Annual Reports on Form 18-K or amendments thereto filed by the registrants under the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants’ respective Annual Reports on Form 18-K under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

AGREEMENT TO PROVIDE LEGAL OPINION

The registrants hereby agree to furnish copies of the opinions of Mori Hamada & Matsumoto, Japanese counsel to Japan Bank for International Cooperation and Japan, as required, in amendments to Japan Bank for International Cooperation’s Annual Reports on Form 18-K incorporated by reference in, or in post-effective amendments to, this Registration Statement.

CONTENTS

This Pre-Effective Amendment No. 1 to the Registration Statement consists of:

(1)	Facing sheet.

(2)	Part I consisting of the prospectus.

(3)	Part II consisting of pages numbered II-1 through II-5.

(4)	The following Exhibits:

	1.1.	Form of Underwriting Agreement.*

	3.1	Articles of Incorporation of Japan Bank for International Cooperation (English translation).*

	3.2	Certificate as to laws relating to authorization of Debt Securities and the Guarantee thereof by Japan.*

	4.1	Form of Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).*

	8.1	Opinion (including consent) of Sullivan & Cromwell LLP in respect of specified United States federal income tax matters.*

	23.1	Consent of Akira Kondoh, Governor.

	23.2	Consent of Taro Aso, Minister of Finance of Japan.

	23.3	Consent and address of Sullivan & Cromwell LLP.*

	23.4	Consent and address of Mori Hamada & Matsumoto.*

	24.1	Power of Attorney of Japan Bank for International Cooperation*

	24.2	Power of Attorney of the original Registration Statement.*

*	Previously filed.

SIGNATURES

(of the Issuer)

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan Bank for International Cooperation has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, on the 29th day of June, 2017.

JAPAN BANK FOR INTERNATIONAL COOPERATION

By:	/s/ Akira Kondoh
Akira Kondoh* Governor

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment

No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Akira Kondoh Akira Kondoh	Governor	June 29, 2017

** Tadashi Maeda	CEO, Executive Managing Director	June 29, 2017

** Nobumitsu Hayashi	COO, Senior Managing Director	June 29, 2017

Yasushi Hasegawa	Senior Managing Director

/s/ Kenichiro Hayashi Kenichiro Hayashi	Senior Managing Director	June 29, 2017

Tatsuhiko Takesada	Senior Managing Director

Shinichi Koizumi	Managing Director

/s/ Shigeki Takada Shigeki Takada	Duly Authorized Representative in the United States of Japan Bank for International Cooperation	June 29, 2017

**By:	/s/ Kenichiro Hayashi Kenichiro Hayashi	Attorney-in-fact	June 29, 2017

*	Consent is hereby given to the use of his name in connection with the information specified in this Pre-Effective Amendment No. 1 to the Registration Statement to have been supplied by him and stated on his authority.

SIGNATURES

(of the Guarantor)

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, and State of New York, on the 29th day of June, 2017.

JAPAN

By:	Taro Aso*
Minister of Finance

By:	/s/ Genichi Osawa
Genichi Osawa, pursuant to delegated authority Ministry of Finance, Government of Japan

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Japan in the United States, has signed this Pre-Effective Amendment No. 1 to the Registration Statement on the 29th day of June, 2017.

/s/ Genichi Osawa
Genichi Osawa

*	Consent is hereby given to the use of his name in connection with the information specified in this Pre-Effective Amendment No. 1 to the Registration Statement to have been supplied by him and stated on his authority.

EXHIBITS

1.1.	Form of Underwriting Agreement.*

3.1	Articles of Incorporation of Japan Bank for International Cooperation (English translation).*

3.2	Certificate as to laws relating to authorization of Debt Securities and the Guarantee thereof by Japan.*

4.1	Form of Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).*

8.1	Opinion (including consent) of Sullivan & Cromwell LLP in respect of specified United States federal income tax matters.*

23.1	Consent of Akira Kondoh, Governor (included on page II-3).

23.2	Consent of Taro Aso, Minister of Finance of Japan (included on page II-4).

23.3	Consent and address of Sullivan & Cromwell LLP.*

23.4	Consent and address of Mori Hamada & Matsumoto.*

24.1	Power of Attorney of Japan Bank for International Cooperation*

24.2	Power of Attorney (included on page II-3 of the original Registration Statement).*

*	Previously filed.